Exhibit 99.1

Results for Announcement to the Market
James Hardie Industries N.V.

ARBN 097 829 895

Appendix 4E – Preliminary Final Report Year Ended 31 March 2005
Key Information	Year Ended 31 March
	2005		2004
	US$M		US$M		Movement
Net Sales From Ordinary Activities		1,210.4		981.9	Up	23%
Operating Profit From Continuing Operations After Tax Attributable to Shareholders		127.9		125.3	Up	2%
Operating Profit including Discontinued Operations Attributable to Shareholders		126.9		129.6	Down	2%
Net Tangible Assets per Ordinary Share	US$	1.35	US$	1.09	Up	24%

Dividend Information

•	A dividend of US 6.0 cents per share/CUFS is payable to share/CUFS holders on 1 July 2005. A dividend of US 3 cents per share was paid on 1 July 2004.

•	Record Date is 9 June 2005 to determine entitlements to this dividend (ie, on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by SCH Business Rules if securities are CHESS approved).

•	This dividend and future dividends will be unfranked for Australian taxation purposes.

•	This dividend is subject to Dutch withholding tax of 25%. Many Australian resident holders may reduce the withholding tax rate to 15% deduction if they are eligible and have completed and lodged a current special Form A before dividend record date with the Company’s registrar, Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney NSW 2000, Australia. Holders with 25% withholding tax may be eligible to reclaim a portion of the tax after payment date. For withholding tax information see: www.jameshardie.com (select Investor Relations, then Shareholder services then Tax Information) or contact Computershare.

•	The Australian currency equivalent amount of dividend to be paid to CUFS holders will be announced to the ASX on 10 June 2005.

•	No dividend reinvestment plans are available for this dividend.

Movements in Controlled Entities

The following entity was incorporated during the year ended 31 March 2005: James Hardie International Holdings B.V. (30 March 2005)

The following entities were merged into James Hardie Building Products, Inc. during the year ended 31 March 2005: Wallace O’Connor, LLC (30 April 2004); James Hardie Trading Co. Inc .(19 April 2004); Wallace O’Connor Inc. (2 April 2004). James Hardie Building Products, Inc. is a wholly owned subsidiary of James Hardie Industries N.V. and is incorporated in the USA.

The following entities were liquidated during the year ended 31 March 2005: RCI Malta Holdings Ltd. (14 August 2004); RCI Malta Investments Ltd. (14 August 2004) and James Hardie Finance BV (8 February 2005).

Audit

The results and financial information included within this Preliminary Final Report have been prepared using USGAAP and have been subject to an independent audit by external auditors.

Results for the 4th Quarter and year ended 31 March 2005

Contents

1. Media Release

2. Results At A Glance

3. Management’s Analysis of Results

4. Consolidated Financial Statements

5. Management Presentation

     James Hardie Industries N.V. is incorporated in The Netherlands with corporate seat in Amsterdam. The liability of members is limited.

16 May 2005	Analyst and Media enquiries about
results, please contact Steve Ashe on
Tel: 61 2 8274 5246
Mob: 0408 164 011

4th quarter operating profit up 48% to US$46.3 million

Full year operating profit US$127.9 million

James Hardie today announced a 48% increase in operating profit from continuing operations to US$46.3 million for the three months ended 31 March 2005.

The strong 4th quarter result lifted operating profit from continuing operations for the full year to US$127.9 million, up 2% on the prior year, after expensing costs incurred on the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation (SCI) and other related matters.

Among the 4th quarter highlights, net sales increased 26%, gross profit was up 35% and EBIT1 increased 86% to US$64.6 million.

The USA Fibre Cement business was again the standout performer in the quarter with net sales up 34% and EBIT1 increasing 79%.

Despite a softer Australian housing market, our Asia Pacific Fibre Cement business improved its operating performance with Australia and New Zealand EBIT1 up 46% and the Philippines delivering another positive EBIT1 result.

For the full year, total company net sales increased 23%, gross profit was up 19% and EBIT1 increased 14% to US$196.2 million.

During the year, significant costs of US$28.1 million were incurred in relation to the SCI and other related matters, along with a related income tax benefit of US$5.8 million. For the year, operating profit from continuing operations excluding SCI and other related expenses1 was 20% higher at US$150.2 million.

Diluted earnings per share from continuing operations increased from US 6.8 cents to US 10.0 cents for the 4th quarter and from US 27.2 cents to US 27.7 cents for the year.

The full year net operating profit including discontinued operations1 includes additional expenses related to business and property sales disposed of in prior periods.

4th Quarter and Year-To-Date at a Glance

US$ Million	Q4FY05	Q4FY04	%+/ (-)	FY05	FY04	%+/ (-)
Net Sales	$316.4	$251.3	26	$1,210.4	$981.9	23
Gross Profit	121.3	89.7	35	426.4	358.9	19
Special Commission of Inquiry and other related expenses	(3.7)	—	—	(28.1)	—	—
EBIT[1]	64.6	34.8	86	196.2	172.2	14
Net Interest Expense	(0.6)	(2.5)	(76)	(5.1)	(10.0)	(49)
Income Tax Expense	(17.9)	(7.9)	—	(61.9)	(40.4)	53
Operating Profit from continuing operations[1]	46.3	31.3	48	127.9	125.3	2
Net Operating Profit including discontinued operations[1]	46.3	32.0	45	126.9	129.6	(2)

Unless otherwise stated, results are for continuing operations only and comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year.

Note: Please refer to the Definitions for an explanation of certain financial terms used within this document.

Commentary

James Hardie CEO, Louis Gries, said: “The strong 4th quarter results have capped off a very satisfactory year for the company and confirm that we are capitalising on our significant growth opportunities.

“The prospect for another satisfactory year is encouraging with housing activity in North America expected to remain at healthy levels over the balance of 2005. We also expect to continue penetrating our target markets.

“Over the past year, our growth rate in North America was close to three times the rate of growth in our end markets.

“Excluding SCI related costs, we exceeded all our long-term targets. The underlying fundamentals of the business remain strong,” said Mr Gries.

“We are continuing to work towards signing a Principal Agreement with the NSW Government for a long-term voluntary funding proposal for asbestos compensation. We are in the process of completing the final steps that will enable us to put the proposal to shareholders for approval.

“We continue to generate increasingly strong cash flows and remain confident that we can continue to fund our ambitious growth agenda, meet payments under our voluntary asbestos-compensation funding proposal, and fund future capital management initiatives from operating cash flows and debt facilities,” Mr Gries said.

Dividend

The Board has approved a dividend of US 6.0 cents a share. The dividend was declared in United States dollars and will be paid on 1 July 2005 with a record date of 9 June 2005. The Australian Dollar equivalent dividend to be paid to CUFS holders will be announced to the ASX on 10 June 2005. ADR holders will receive their dividend in United States currency.

USA Fibre Cement – Strong Top-Line and Bottom-Line Performance

Net sales increased 34% to US$247.2 million in the 4th quarter due to a 23% increase in sales volumes to 472.6 million square feet and an 8% increase in the average net sales price to US$523 per thousand square feet. The main drivers of the strong sales volume were continued strong growth in demand for fibre cement and a healthy residential housing sector.

Strong growth continued in both our emerging and established geographic markets and in our exterior and interior product segments. Further market share was gained from alternative materials, mainly wood-based and vinyl siding.

The increase in the average net sales price reflects sales of higher-priced, differentiated products representing an increased proportion of total sales, as well as increased prices on some products implemented during the year.

EBIT for the quarter was up 79% to US$77.1 million due mainly to strong sales growth, despite higher unit cost of sales and unit freight costs. The EBIT margin improved to 31.2%.

For the full year, net sales were up 27%, EBIT increased 24% to US$241.5 million and the EBIT margin was 25.7%.

Media Release: James Hardie – 4th Quarter and Full Year Results FY05	2

Australia and New Zealand (ANZ) Fibre Cement

Net sales decreased 4% to US$50.9 million for the quarter and sales volumes were 6% lower, at 64.4 million square feet, due mainly to a softer Australian housing market. In Australian dollars, net sales were down 6%. Housing activity in New Zealand was flat compared to the 4th quarter last year. The average net sales price was also flat compared to the same quarter last year.

ANZ EBIT increased 46% to US$11.2 million for the quarter, due primarily to the impact of a cost provision recorded in the prior year that did not recur in the current year, and the EBIT margin increased to 22.0%. Despite the impact of a softer Australian housing market and product bans and boycotts experienced in Australia during the year, EBIT was up 20% and the EBIT margin increased to 20.2% for the full year.

Philippines – Increased EBIT1

The Philippines recorded another improved EBIT result for the quarter lifting EBIT to US$4.5 million for the year. The strong performance was due to increased sales.

Chile – Small Positive EBIT1

The business recorded another small positive EBIT for the quarter and was EBIT positive for the full year as it continued to penetrate the domestic flat sheet market.

USA Hardie Pipe – Sales Growth and More Manufacturing Efficiencies

Net sales increased significantly during the quarter due to strong growth in sales volume and higher prices. Although the business incurred an EBIT1 loss for the quarter and for the full year, stronger sales performance and the achievement of further manufacturing efficiency gains is continuing to make solid inroads into eliminating the EBIT1 loss.

Europe Fibre Cement

Net sales for the quarter were up again as awareness of our backer and siding products increased among distributors, builders and contractors following the launch of these products in the first quarter last year. Progress remains in line with management expectations.

Artisan™ Roofing

Our new roofing product has now been launched in all our targeted markets in California. The business continues to focus on market development and manufacturing cost savings initiatives.

Proposed Voluntary Asbestos Compensation Funding Arrangement

The company is continuing to work towards completion of a Principal Agreement with the NSW Government to establish and fund a special purpose fund to provide funding on a long-term basis for proven asbestos claims against Amaba, Amaca, ABN 60 and Asbestos Mines (former James Hardie Group subsidiaries).

Under applicable accounting standards, the company has not established a provision for asbestos-related liabilities as of 31 March 2005 because at this time such liabilities do not fall within the required definitions of being probable and estimable.

It is anticipated that the potential establishment of a provision for asbestos-related liabilities will continue to be reviewed as discussions on the Principal Agreement progress.

Media Release: James Hardie — 4th Quarter and Full Year Results FY05	3

Readers are referred to Note 13 of the company’s consolidated financial statements for further information on the company’s voluntary asbestos compensation funding arrangement, the Special Commission of Inquiry and other associated developments.

Outlook

The short-term outlook for housing construction in North America remains positive, despite the prospect of modest interest rate rises later this calendar year.

Building permit numbers remain strong and the US-based National Association of Home Builders (NAHB) reports that the backlog of houses that have been permitted but not yet started suggest the upside potential for housing starts appears to be good for the immediate future. In addition, it reported that builders remain very upbeat about industry prospects in the months ahead, and it also refined its expected decline in housing starts for the 2005 calendar year from 3%-5% to 1.4%.

In North America, strong sales growth is expected, but the rate of growth for the year ahead is forecast to be less than the very high level of the previous year. We expect to continue to grow primary demand for fibre cement and penetrate our targeted markets. Margins are expected to remain attractive over the short-term despite the impact of higher raw material and freight costs.

In the ANZ business, no improvement to the current soft levels of new housing and renovations activity is expected over the short-term. The progressive lifting of product bans and boycotts in Australia is expected to continue throughout the year. In New Zealand, housing construction activity is expected to continue at previously solid levels. Further manufacturing efficiency gains and other cost savings are also expected.

In the Philippines, building and construction activity is forecast to be softer but another solid quarterly EBIT performance is expected.

In our emerging Chile Fibre Cement, Europe Fibre Cement and US Hardie Pipe businesses, further sales growth and market share are expected as awareness of their products increases among builders, contractors and distributors.

The company is continuing to incur costs associated with the SCI and other related matters including: preparation and negotiation of a Principal Agreement with the NSW Government to provide long-term funding of proven asbestos-related claims for Australian personal injury claimants against former Australian James Hardie subsidiary companies; finalisation of the NSW Government’s review of legal and administrative costs; and in co-operating with the Australian Securities and Investments Commission’s investigation into the circumstances surrounding the establishment of the Foundation. These costs are again likely to be material over the short term.

Ends.

Media Release: James Hardie — 4th Quarter and Full Year Results FY05	4

Media/Analyst Enquiries:

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

The release and the accompanying management’s analysis of results and management presentation, along with the audio webcast of the presentation, are available from the Investor Relations section of the company website at www.jameshardie.com

This media release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including Management’s Analysis of Results, a Management Presentation, a Financial Report and a Results at a Glance document.

1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

Operating profit from continuing operations excluding SCI and other related expenses - is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit. The company has included this financial measure to provide investors with an alternative method for assessing the company’s operating results in a manner that is focused on the performance of the company’s ongoing operations. The company’s management uses this non-GAAP measure for the same purposes.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

Disclaimer

This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

Media Release: James Hardie — th Quarter and Full Year Results FY05	5

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: James Hardie — 4th Quarter and Full Year Results FY05	6

4th Quarter and Full Year – 31 March 2005

US$Millions	4th QTR FY05					FY FY05
James Hardie

Net Sales	Up	26%	to	US$	316.4	Up	23%	to	US$	1,210.4
EBIT[1]	Up	86%	to	US$	64.6	Up	14%	to	US$	196.2
Operating Profit from Continuing Operations[1]	Up	48%	to	US$	46.3	Up	2%	to	US$	127.9
Net Operating Profit Including Discontinued Operations[1]	Up	45%	to	US$	46.3	Down	2%	to	US$	126.9
EBIT Margin[1]	Up	6.6pts	to		20.4%	Down	1.3pts	to		16.2%

USA Fibre Cement

Net Sales	Up	34%	to	US$	247.2	Up	27%	to	US$	939.2
EBIT[1]	Up	79%	to	US$	77.1	Up	24%	to	US$	241.5
EBIT Margin[1]	Up	7.9pts	to		31.2%	Down	0.8pt	to		25.7%
Volume	Up	23%	to	472.6 mmsf[1]		Up	22%	to	1,855.1 mmsf[1]

Asia Pacific Fibre Cement

Net Sales	Down	1%	to	US$	58.2	Up	7%	to	US$	236.1
EBIT[1]	Up	48%	to	US$	12.3	Up	25%	to	US$	46.8
EBIT Margin[1]	Up	7.0pts	to		21.1%	Up	2.7pts	to		19.8%
Volume	Up	1%	to	89.5 mmsf[1]		Up	4%	to	376.9 mmsf[1]

Key Ratios

Earnings Per Share ( Diluted )	27.7cents
EBIT Margin[1]	16.2%
Return on Shareholders Funds ( Annualised – including discontinued operations )	22.4%
Return on Capital Employed ( Annualised )	23.6%
Gearing[1]	6.8%
Net Interest Cover ( EBIT1 / Net interest expense )	17.8x
Debt Payback ( Net Debt at year end/Net cash provided by operating activities )	2.5 months
Dividend	US 6cents

All comparisons are against the 4th quarter or 12 months of the previous fiscal year. All dollar amounts are in US$ millions. Results are for continuing businesses only, unless otherwise stated. Note: This document should be read in conjunction with other 4th quarter and 12 months results materials including a Media Release, a Management’s Discussion and Analysis, a Management Presentation and a Financial Report.

1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

Gearing – Is borrowings less cash (net debt) divided by net debt plus shareholders’ equity.

mmsf – million square feet

msf – thousand square feet

16 May 2005
Analyst and Media enquiries about
results, please contact Steve Ashe on
Tel: 61 2 8274 5246 Mob: 0408 164 011

James Hardie Industries N.V.

Results for the 4th Quarter Ended 31 March 2005

US GAAP - US$ Millions

		Three Months Ended 31 March
		FY 2005		FY 2004	% Change
Net Sales
USA Fibre Cement		$247.2		$185.1	34
Asia Pacific Fibre Cement		58.2		59.0	(1)
Other Fibre Cement		11.0		7.2	53

Total Net Sales		316.4		251.3	26

Net Sales		$316.4		$251.3	26
Cost of goods sold		(195.1)		(161.6)	21
Gross profit		121.3		89.7	35
Selling, general and administrative expenses		(42.4)		(46.3)	(8)
Research and development expenses		(5.2)		(6.5)	(20)
Special Commission of Inquiry and other related expenses		(3.7)		—	—
Other operating expenses		(5.4)		(2.1)	—
EBIT [1]		64.6		34.8	86
Net interest expense		(0.6)		(2.5)	(76)
Other income		0.2		6.9	(97)
Operating profit from continuing operations before income taxes [1]		64.2		39.2	64
Income tax expense		(17.9)		(7.9)	—
Operating Profit From Continuing Operations [1]		$46.3		$31.3	48

Net Operating Profit Including Discontinued Operations [1]		$46.3		$32.0	45

Tax rate		27.9%		20.2%

Volume (mmsf1)
USA Fibre Cement		472.6		383.6	23
Asia Pacific Fibre Cement*		89.5		89.0	1

Average net sales price per unit (per msf1)
USA Fibre Cement	US	$523	US	$483	8
Asia Pacific Fibre Cement*	A$	834	A$	856	(3)

* See Endnotes

Unless otherwise stated, results are for continuing operations only and comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year.

Total Net Sales

Total net sales increased 26% compared to the same quarter of the previous year, from US$251.3 million to US$316.4 million.

Net sales from USA Fibre Cement increased 34% from US$185.1 million to US$247.2 million due to continued strong growth in sales volumes and a higher average net sales price.

Net sales from Asia Pacific Fibre Cement decreased 1% from US$59.0 million to US$58.2 million due to weaker sales volumes in Australia.

Net sales from Other Fibre Cement increased 53% from US$7.2 million to US$11.0 million as the Chilean flat sheet business, the US-based Hardie Pipe business and the Europe Fibre Cement business continued to grow.

USA Fibre Cement

Net sales increased 34% from US$185.1 million to US$247.2 million due to increased sales volumes and a higher average net sales price.

Sales volume increased 23% from 383.6 million square feet to 472.6 million square feet, primarily due to growth in primary demand for fibre cement, continued market penetration and a favourable housing construction market.

Residential housing activity remained healthy during the quarter buoyed by low mortgage rates, strong house prices, low inventory levels of new homes for sale and stronger consumer confidence.

Strong growth continued in both our emerging and established geographic markets and in our exterior and interior product segments. Further market share was gained from alternative materials, mainly wood-based and vinyl siding.

In our emerging markets, we continued to take market share from the dominant siding material, vinyl, due to market penetration strategies designed to build awareness of our product’s attributes among the region’s builders, distributors and homeowners. We also continued to progress in our strategy of moving sales of our exterior products to 100% pre-painted over the medium to longer-term.

In our established markets, growth strategies, including an increased focus on the repair and remodel segment, helped the business take additional market share from other siding materials in the region, particularly engineered wood siding.

In our exterior products market, there was strong growth in sales of higher priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlus® Collection of pre-painted siding and Harditrim® XLD® Planks.

In our interior product market, sales of our Hardibacker 500® half-inch backerboard continued to grow strongly.

The average net sales price increased 8% from US$483 per thousand square feet to US$523 per thousand square feet. The increase was due to proportionally stronger growth of differentiated, higher-priced products and price increases for some products that were implemented during the year.

Our west coast manufacturing capacity increased during the quarter following the commissioning of our new green-field fibre cement plant in Reno, Nevada. The plant is now producing product and its ramp-up is progressing well. During the quarter, we also commissioned our new 160 million square foot trim line in Peru, Illinois and we expect to commence commercial sales in the first quarter of fiscal year 2006.

James Hardie 4th Quarter FY05 Management’s Analysis of Results	2

Also during the quarter, we commissioned additional pre-finishing capacity at Peru, Illinois and began construction of our 10th plant in Pulaski, Virginia.

Asia Pacific Fibre Cement (See Endnotes)

Net sales decreased 1% from US$59.0 million to US$58.2 million. Net sales decreased 3% in Australian dollars. Sales volume increased 1% from 89.0 million square feet to 89.5 million square feet.

Australia and New Zealand Fibre Cement

Net sales decreased 4% from US$53.1 million to US$50.9 million due to lower sales volumes, partly offset by favourable foreign currency movements. In Australian dollars, net sales decreased 6%.

Sales volumes decreased 6% from 68.7 million square feet to 64.4 million square feet due primarily to weaker market conditions in Australia.

In Australia, the slow-down in new residential housing continued during the quarter, following an 11% decline in housing starts for the fourth calendar quarter of 2004. The impact was again most prevalent in New South Wales (NSW) and Victoria, while in Queensland the new housing market continued to perform reasonably well. The renovations market also continued to weaken during the quarter.

Product bans and boycotts imposed on the business as a result of matters connected with the Special Commission of Inquiry (the “SCI”) in the current year are being progressively lifted following the signing of the Heads of Agreement with the NSW Government in December 2004. In addition, some customers that temporarily departed the business for matters connected with the SCI have returned following the signing of the Heads of Agreement.

In New Zealand, new residential housing construction was flat compared to the same period last year. Our Linea® range of weatherboards continues to grow in popularity with builders and consumers in New Zealand, resulting in further strong demand for Linea® during the quarter.

The average net sales price was flat compared to the same quarter last year.

Philippines Fibre Cement

Net sales increased 43% from US$5.1 million to US$7.3 million due to increased sales volumes and a higher average net sales price. In local currency, net sales increased 40%.

Sales volumes increased 24% from 20.3 million square feet to 25.1 million square feet primarily due to increased market penetration.

The average net sales price increased 12% compared to the same period last year due to higher domestic prices.

Other Fibre Cement

Chile Fibre Cement

Net sales increased significantly compared to the same quarter last year due to strong growth in domestic and export sales and a higher average selling price.

Domestically, there was strong growth in demand as a result of improved economic conditions and increased awareness of our products among builders, distributors and contractors. Export sales were higher due to increased volumes of Shingleside® being shipped to the United States.

James Hardie 4th Quarter FY05 Management’s Analysis of Results	3

The average net sales price increased due to higher domestic and export prices and an increased proportion of higher-priced, differentiated products in the Chilean sales mix .

Hardie Pipe

Our USA Hardie Pipe business continued to penetrate the Florida market of the United States, grow sales strongly, improve its manufacturing efficiency and progress regulatory approvals in our key target markets.

Net sales increased significantly during the quarter due to strong growth in sales volume and a higher average net sales price. The increase in sales volume was due to stronger non-residential construction activity in Florida and further penetration in our target markets.

The average net sales price continued to increase in the fourth quarter reflecting favourable market conditions and improved customer focus by the business.

Further initiatives were introduced during the quarter to continue improving the operating performance of the plant and reduce manufacturing costs.

Europe Fibre Cement

Net sales increased significantly during the quarter, despite poor weather in February and March, due to increased demand and higher average net sales prices. Demand in Europe is continuing to grow as the business increases awareness of its products among builders, distributors and contractors and adds further distribution outlets.

Progress on creating primary demand in Europe for fibre cement siding products and converting tile applications from drywall and wood to fibre cement products remains in-line with management expectations.

Artisan™ Roofing

In June 2003, we began to commission and trial our pilot roofing plant in Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California.

The business is continuing to prove its business model and remains focussed on market testing, refining the manufacturing operation and improving productivity.

Our Artisan™ Roofing product has now been launched in all our targeted markets in California.

Gross Profit

Gross profit increased 35% from US$89.7 million to US$121.3 million due mainly to a strong gross profit improvement in our USA Fibre Cement. The gross profit margin increased 2.6 percentage points to 38.3%.

USA Fibre Cement gross profit increased 42% compared to the same quarter last year due to increased net sales, partly offset by higher unit cost of sales and unit freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher raw material input costs and ramp-up costs associated with planned growth initiatives. Higher freight costs were primarily related to an increase in length of haul and fuel surcharges. The gross profit margin increased 2.5 percentage points.

James Hardie 4th Quarter FY05 Management’s Analysis of Results	4

Asia Pacific Fibre Cement gross profit decreased 0.5% primarily due to a decline in our Australia and New Zealand Fibre Cement gross profit that was partly offset by an increase in our Philippines Fibre Cement gross profit. The decline in Australia and New Zealand was primarily due to the reversal of rebates in the same quarter of the previous year which had a positive impact on the gross profit for that quarter. In the Philippines, increased net sales accounted for the stronger gross profit performance. The Asia Pacific Fibre Cement gross profit margin increased 0.3 of a percentage point.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses decreased 8% compared to the same quarter last year, from US$46.3 million to US$42.4 million. The decrease in SG&A expenses was due mainly to reduced spending on sales and marketing in our USA Fibre Cement business. As a percentage of sales, SG&A expenses were 5.0 percentage points lower at 13.4%.

Research and Development Expenses

Research and development expenses include costs associated with “core” research projects that are designed to benefit all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs decreased 29% for the quarter to US$3.0 million.

Other research and development costs associated with commercialisation projects in business units are included in the business related unit segment results. In total, these costs decreased 4% to US$2.2 million.

SCI and Other Related Expenses

In February 2004, the NSW Government, Australia, established a SCI to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation was established. Shortly after release of the SCI report on 21 September 2004, the company commenced negotiations with the NSW Government, the Australian Council of Trade Unions, UnionsNSW and representatives of asbestos claimants in relation to the company’s offer made to the SCI on 14 July 2004 to provide funds voluntarily for proven Australia-based asbestos-related injury and death claims against certain former group subsidiary companies. On 21 December 2004, the company entered into a Heads of Agreement with the above parties to establish and fund a special purpose fund to provide funding for these claims on a long-term basis. The company subsequently entered negotiations with the NSW Government on a binding agreement that, when completed, is expected to be put to shareholders for approval.

Further information on the SCI and other related matters can be found in Management’s Analysis of Results for the full year ended 31 March 2005 and Note 13 of the company’s consolidated financial statements.

Costs incurred during the quarter associated with the SCI and other related matters totalled US$3.7 million.

Other Operating Expenses

Other operating expense of US$5.4 million primarily relates to a settlement loss of US$5.3 million related to an employee retirement plan. The retirement of a significant number of participants in the plan over the past two years resulted in a requirement under SFAS 88 to recognise and accelerate the amortising

James Hardie 4th Quarter FY05 Management’s Analysis of Results	5

of an actuarial loss for the plan. During the fourth quarter of the prior fiscal year we recorded an expense of US$2.1 million that mainly reflected an increase in cost provisions for our Australia and New Zealand business.

EBIT1

EBIT increased 86% from US$34.8 million to US$64.6 million. The EBIT margin increased 6.6 percentage points to 20.4%. EBIT includes SCI and other related expenses of US$3.7 million.

USA Fibre Cement EBIT increased 79% from US$43.2 million to US$77.1 million. The increase was due to higher sales volumes and prices and lower SG&A, partly offset by higher unit cost of sales and unit freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher raw material prices and ramp-up costs associated with planned growth initiatives. Higher freight costs were primarily related to an increase in length of haul and fuel surcharges. The EBIT margin increased 7.9 percentage points to 31.2%.

Asia Pacific Fibre Cement EBIT increased 48% from US$8.3 million to US$12.3 million. The EBIT margin increased 7.0 percentage points to 21.1%.

Australia and New Zealand Fibre Cement EBIT increased 46% from US$7.7 million to US$11.2 million. In Australian dollars, EBIT increased 49%. The increase in EBIT in Australian dollars was primarily due to the impact of a cost provision recorded in the prior year that did not recur in the current year. The EBIT margin increased 7.5 percentage points to 22.0%.

The Philippines Fibre Cement business recorded an increase in EBIT for the quarter due primarily to an increase in net sales.

The Chile Fibre Cement business recorded another small positive EBIT for the quarter due to increased net sales, lower unit cost of sales and lower SG&A expenses.

Our USA Hardie Pipe business recorded a reduced EBIT loss for the quarter due to increased net sales and further improvements in operating performance.

Our Europe Fibre Cement business incurred an EBIT loss for the quarter as expected, following its commencement in the prior fiscal year.

General corporate costs increased US$10.0 million from US$7.0 million to US$17.0 million. This increase was primarily due to US$3.7 million of SCI and other related expenses, a settlement loss of US$5.3 million related to an employee retirement plan, and a net increase in other general corporate costs. Additionally during the same quarter of the prior fiscal year, we booked a reversal of an excess provision of US$1.6 million related to a vendor dispute that we settled favourably and that did not recur this year. These increases were partially offset by a decrease in employee bonus plan expense of US$1.4 million.

Net Interest Expense

Net interest expense decreased by US$1.9 million from US$2.5 million to US$0.6 million, primarily due to a higher amount of interest expense capitalised on construction projects in the quarter compared to the same quarter of the previous year, higher interest income due to higher average cash balances and lower interest expense due to lower average debt balances.

James Hardie 4th Quarter FY05 Management’s Analysis of Results	6

Other Income

Other income in the current period consists primarily of income generated from our investments. In the fourth quarter of the prior year, the net gain in other income of US$6.9 million was largely accounted for by a US$4.5 million profit earned on the sale of New Zealand property.

Income Tax Expense

Income tax expense increased by US$10.0 million from US$7.9 million to US$17.9 million primarily due to an increase in profits and the geographic mix of earnings.

Operating Profit from Continuing Operations1

Operating profit from continuing operations increased 48%, from US$31.3 million to US$46.3 million, due to improved performance from our major businesses. Operating profit from continuing operations for the quarter includes SCI and other related expenses of US$3.7 million, and a related tax benefit of US$1.7 million.

Discontinued Operations

Income from discontinued operations of US$0.7 million in the prior comparable period includes favourable outcomes on matters related to our former Gypsum business, net of expenses of other discontinued businesses.

Proposed Voluntary Asbestos Compensation Funding Agreement

During the quarter, the company continued to work towards completion of a Principal Agreement with the NSW Government to establish and fund a special purpose fund to provide funding on a long-term basis for proven asbestos claims against Amaba, Amaca, ABN 60 and Asbestos Mines (former James Hardie Group Subsidiaries).

Under applicable accounting standards, the company has not established a provision for asbestos-related liabilities as of 31 March 2005 because at this time such liabilities do not fall within the required definitions of probable and estimable.

Readers are referred to Management’s Analysis of Results for the 12 months ended 31 March 2005 and to Note 13 of the company’s consolidated financial statements for further information on the voluntary funding proposal, and for information on the SCI and related matters.

End.

James Hardie 4th Quarter FY05 Management’s Analysis of Results	7

Media/Analysts Enquiries:

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

Management’s Analysis of Results and accompanying release and management presentation, along with an audio webcast of the presentation, will be available from the Investor Relations website at www.jameshardie.com

This Management’s Analysis of Results document forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Financial Report and a Results at a Glance document.

James Hardie 4th Quarter FY05 Management’s Analysis of Results	8

Endnotes:

Volume and Average Net Sales Price - Asia Pacific Fibre Cement – Adjusted:

In fiscal 2003 and 2004, our Asia Pacific Fibre Cement segment reported incorrect volume figures due to errors when converting to our standard square feet metric and due to our Philippines Fibre Cement business including intercompany volume during fiscal 2004. The following table presents adjusted volume and average net sales price for our Asia Pacific Fibre Cement business segment. This Management’s Analysis of Results uses these revised volume and average net sales price. These adjustments did not have a material impact on total net sales or EBIT.

Fiscal 2003

		30	31
	30 June	September	December	31 March
Quarter	2002	2002	2002	2003
Volume (mmsf1)	83.1	90.6	88.7	87.5
Average net sales price per unit (per msf1)	A$888	A$905	A$898	A$857

Year-to-date
Volume (mmsf1)	83.1	173.7	262.4	349.9
Average net sales price per unit (per msf1)	A$888	A$897	A$897	A$887

Fiscal 2004

		30	31
	30 June	September	December	31 March
Quarter	2003	2003	2003	2004
Volume (mmsf1)	87.0	94.0	92.1	89.0
Average net sales price per unit (per msf1)	A$874	A$865	A$854	A$854

Year-to-date
Volume (mmsf1)	87.0	181.0	273.1	362.1
Average net sales price per unit (per msf1)	A$874	A$869	A$864	A$862

Net Sales - Philippines Fibre Cement – Adjusted:

In fiscal 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fibre Cement discussion is necessary to provide an accurate quarter-to-quarter discussion of Philippines Fibre Cement net sales. Therefore, for discussion purposes only, for the Philippines Fibre Cement business, we adjusted the prior year Philippines Fibre Cement net sales. We have not restated the Asia Pacific Fibre Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fibre Cement segment or to the consolidated financial statements taken as a whole. The following table presents the adjustment to Philippines Fibre Cement net sales for each quarter and year-to-date periods in fiscal 2004 (amounts in millions):

			30		31
	30 June		September		December		31 March
	2003		2003		2003		2004
Quarters:
Previously Reported	US$	6.2	US$	6.9	US$	5.2	US$	5.9
Adjustment		(1.4)		(1.2)		—		(0.8)

Adjusted Net Sales	US$	4.8	US$	5.7	US$	5.2	US$	5.1

Year to date:
Previously Reported	US$	6.2	US$	13.1	US$	18.3	US$	24.2
Adjustment		(1.4)		(2.6)		(2.6)		(3.4)

Adjusted Net Sales	US$	4.8	US$	10.5	US$	15.7	US$	20.8

James Hardie 4th Quarter FY05 Management’s Analysis of Results	9

1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

Operating profit from continuing operations before income taxes - is equivalent to the US GAAP measure of income from continuing operations before income taxes.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

mmsf – million square feet

msf – thousand square feet

Disclaimer

This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie 4th Quarter FY05 Management’s Analysis of Results	10

16 May 2005
Analyst and Media enquiries about
results, please contact Steve Ashe on
Tel: 61 2 8274 5246
Mob: 0408 164 011

James Hardie Industries N.V.

Results for the Full Year Ended 31 March 2005

US GAAP - US$ Millions

		Year Ended 31 March
		FY 2005		FY 2004	% Change

Net Sales
USA Fibre Cement		$939.2		$738.6	27
Asia Pacific Fibre Cement		236.1		219.8	7
Other Fibre Cement		35.1		23.5	49

Total Net Sales		1,210.4		981.9	23

Net Sales		$1,210.4		$981.9	23
Cost of goods sold		(784.0)		(623.0)	26
Gross profit		426.4		358.9	19
Selling, general and administrative expenses		(174.5)		(162.0)	8
Research and development expenses		(21.6)		(22.6)	(4)
Special Commission of Inquiry and other related expenses		(28.1)		—	—
Other operating expenses		(6.0)		(2.1)	—
EBIT [1]		196.2		172.2	14
Net interest expense		(5.1)		(10.0)	(49)
Other (expense) income		(1.3)		3.5	—
Operating profit from continuing operations before income taxes [1]		189.8		165.7	15
Income tax expense		(61.9)		(40.4)	53

Operating Profit From Continuing Operations [1]		$127.9		$125.3	2

Net Operating Profit Including Discontinued Operations [1]		$126.9		$129.6	(2)

Tax rate		32.6%		24.4%

Volume (mmsf1)
USA Fibre Cement		1,855.1		1,519.9	22
Asia Pacific Fibre Cement*		376.9		362.1	4

Average net sales price per unit (per msf1)
USA Fibre Cement	US	$506	US	$486	4
Asia Pacific Fibre Cement*	A$	846	A$	862	(2)

*	See Endnotes

Unless otherwise stated, results are for continuing operations only and comparisons are of fiscal year 2005 versus fiscal year 2004.

Total Net Sales

Total net sales increased 23% compared to the same period of the previous year, from US$981.9 million to US$1,210.4 million.

Net sales from USA Fibre Cement increased 27% from US$738.6 million to US$939.2 million due to continued strong growth in sales volumes and a higher average net sales price.

Net sales from Asia Pacific Fibre Cement increased 7% from US$219.8 million to US$236.1 million due to increased sales volumes and favourable foreign currency movements.

Net sales from Other Fibre Cement increased 49% from US$23.5 million to US$35.1 million as the Chilean flat sheet business, the USA-based Hardie Pipe business and European Fibre Cement business continued to grow.

USA Fibre Cement

Net sales increased 27% from US$738.6 million to US$939.2 million due to increased sales volumes and a higher average net sales price.

Sales volume increased 22% from 1,519.9 million square feet to 1,855.1 million square feet, primarily due to continued strong growth in primary demand for fibre cement and a favourable housing construction market.

New residential housing construction remained buoyant during the year due to strong consumer demand and low inventories of houses for sale, fuelled by low interest rates, solid house prices and a strengthening domestic economy.

We continued to grow sales in both our emerging and established geographic markets and in our exterior and interior product markets.

Further market share was gained in our emerging geographic markets as our exterior products continued to penetrate against alternative materials, primarily wood-based and vinyl siding. There continued to be growth in sales of higher-priced, differentiated products such as vented soffits, Heritage® panels, the ColorPlus™ Collection of pre-painted siding and Harditrim® XLD® Planks.

There were further market share gains in the interior products market, with sales of Hardibacker 500® half-inch backerboard up strongly compared to the previous year.

The average net sales price increased 4% from US$486 per thousand square feet to US$506 per thousand square feet. The increase was due to proportionally stronger growth of differentiated, higher priced products, including Harditrim®, vented soffit and the ColorPlus™ Collection, and price increases for some products that became effective on 1 July 2004 and 1 January 2005.

Our west coast manufacturing capacity increased during the year following the commissioning of our new green-field fibre cement plant in Reno, Nevada. The plant is now producing product and its ramp-up is progressing well. During the quarter, we commissioned our new 160 million square foot trim line in Peru, Illinois and commercial sales are expected in the first quarter of fiscal year 2006. Also during the year, we commissioned additional pre-finishing capacity at Peru, Illinois and began construction of our 10th plant in Pulaski, Virginia.

James Hardie Full Year FY05 Management’s Analysis of Results	2

Asia Pacific Fibre Cement (See Endnotes)

Net sales increased 7% from US$219.8 million to US$236.1 million. Net sales increased 1% in Australian dollars. Sales volume increased 4% from 362.1 million square feet to 376.9 million square feet.

Australia and New Zealand Fibre Cement

Net sales increased 8% from US$195.5 million to US$210.1 million due to a higher average net sales price and favourable foreign currency movements. In Australian dollars, net sales increased 1%.

Sales volumes decreased from 284.2 million square feet to 283.3 million square feet primarily due to weaker market conditions in Australia and the impact of product bans and boycotts in Australia connected with the NSW Government Special Commission of Inquiry into the Medical Research and Compensation Foundation (SCI) and release of the SCI report.

In Australia, new residential housing activity improved early in the period, led by buoyant activity in Queensland, and the renovation and commercial segments also remained strong early. However, both new residential housing and renovations activity softened over the year.

In New Zealand, new residential housing activity was robust in the first half year but softened slightly during the second half. Sales of our Linea® range of weatherboards continued to grow strongly.

The average net sales price increased 1% in Australian dollars.

During the year, we launched Eclipsa™ Eaves Lining, a new pre-painted eave product, across Australia. Eclipsa™ offers cost benefits and construction advantages over non-painted eave products and we expect that it will be received favourably by builders.

Philippines Fibre Cement

Net sales increased 25% from US$20.8 million to US$26.0 million. In local currency, net sales increased 27%. This increase was due to a 20% increase in sales volume and a 5% increase in the average net sales price.

The increase in the average net sales price was due to a change in sales mix between domestic and export sales and higher domestic prices in the second half of the year.

Increased market penetration and regional exports resulted in significantly stronger demand during the year.

Other Fibre Cement

Chile Fibre Cement

Our Chilean business continued to increase its penetration of the domestic flat sheet market, and increased sales of higher-priced, differentiated products, and built regional exports.

Net sales increased compared to the previous year, due to growth in sales volume and a higher average net sales price. In local currency, the average net sales price decreased primarily due to the impact of a weaker US dollar on export prices, partly offset by higher domestic prices and a change in the sales mix.

Construction activity in Chile continued to show signs of improvement during the year.

James Hardie Full Year FY05 Management’s Analysis of Results	3

Hardie Pipe

Our USA Hardie Pipe business continued to penetrate the Florida market of the United States and improve its manufacturing efficiency.

Net sales for the year increased strongly due to increased sales volumes and higher prices despite severe weather in Florida that adversely affected sales in the first half. The increase in sales volume was due to market share gains and buoyant construction activity in Florida.

The average net sales price improved strongly during the year, reflecting favourable market conditions and improved customer focus by the business.

The manufacturing performance of the plant also improved significantly during the year, but operating costs remain above our targets.

Europe Fibre Cement

Our European business continued to grow demand during the year by building awareness of our products among distributors, builders and contractors, and by adding further distribution outlets in both the UK and French markets.

Sales have continued to build steadily since commencement of operations in the first quarter of the previous fiscal year. Progress on creating primary demand in Europe for fibre cement siding products and converting tile applications from drywall and wood to fibre cement products, remains in line with management expectations.

Artisan™ Roofing

In June 2003, we began to commission and trial our pilot roofing plant in Fontana, California. The pilot plant, which has a design capacity of 25 million square feet, was built to test our proprietary manufacturing technology and to provide product for market testing in Southern California.

The business is continuing to prove its business model and remains focused on market testing, refining the manufacturing operation and improving productivity.

Our Artisan™ Roofing product has now been launched in all our targeted markets in California.

Gross Profit

Gross profit increased 19% from US$358.9 million to US$426.4 million due to improvements in our major businesses. The gross profit margin decreased 1.4 percentage points to 35.2%.

USA Fibre Cement gross profit increased 19% due to higher net sales, partly offset by an increase in unit cost of sales and increased freight costs. The higher unit cost of sales resulted primarily from increased sales of higher-priced, differentiated products, higher pulp and cement costs, maintenance expenses and a temporary reduction in manufacturing efficiency at some plants that occurred during the second quarter. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with a temporary reduction in plant manufacturing efficiency in the second quarter, and higher fuel costs and general liability insurance. The gross profit margin decreased 2.6 percentage points.

James Hardie Full Year FY05 Management’s Analysis of Results	4

Asia Pacific Fibre Cement gross profit increased 11% following improvements from Australia and New Zealand Fibre Cement and Philippines Fibre Cement, which increased 8% and 53%, respectively. The improved result was due to manufacturing efficiency gains in both Australia and New Zealand and increased net sales in New Zealand, partly offset by reduced net sales in Australia attributable to weaker market conditions and product bans and boycotts in Australia connected with the SCI and release of its report. In the Philippines, increased sales accounted for the stronger gross profit performance. The Asia Pacific Fibre Cement gross profit margin increased 1.2 percentage points.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 8% compared to the previous year, from US$162.0 million to US$174.5 million. The increase in SG&A expenses was due mainly to increased sales and marketing, information technology and other expenses associated with growth initiatives in the United States. As a percentage of sales, SG&A expenses for the year were 2.1 percentage points lower at 14.4%.

Research and Development Expenses

Research and development expenses include costs associated with “core” research projects that are designed to benefit all fibre cement business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs decreased 15% for the year, to US$12.0 million.

Other research and development costs associated with commercialisation projects in business units are included in the business related unit segment results. In total, these costs increased 13% to US$9.6 million for the year.

SCI and Other Related Expenses

In February 2004, the NSW Government, Australia, established a SCI to investigate, among other matters, the circumstances in which the Medical Research and Compensation Foundation was established. Shortly after release of the SCI report on 21 September 2004, the company commenced negotiations with the NSW Government, the Australian Council of Trade Unions, UnionsNSW and representatives of asbestos claimants in relation to the company’s offer made to the SCI on 14 July 2004 to provide funds voluntarily for proven Australian-based asbestos-related injury and death claims against certain former group subsidiary companies. On 21 December 2004, the company entered into a Heads of Agreement with the above parties to establish and fund a special purpose fund to provide funding for these claims on a long-term basis. The company has subsequently entered negotiations with the NSW Government on a binding agreement that, when completed, is expected to be put to shareholders for approval.

Costs incurred during the year associated with the SCI and other related matters totalled US$28.1 million and included: US$6.8 million related to the SCI; US$4.9 million related to the internal investigation conducted by independent legal advisers, consistent with US securities regulations, of the impact on the company’s financial statements of allegations of illegal conduct raised during the SCI and any potential impacts on the financial statements (the investigation found there was no adverse impact on the company’s 2004 financial statements); US$1.2 million related to the Australian Securities and Investments Commission (the “ASIC”) investigation into the circumstances surrounding the creation of the Foundation; US$6.4 million for resolution advisory services; US$6.0 million in severance and consulting payments to former executives; and US$2.8 million for other matters.

James Hardie Full Year FY05 Management’s Analysis of Results	5

Other Operating Expense

Other operating expense of US$6.0 million in the current year relates to a settlement loss of US$5.3 million for an employee retirement plan and loss on the sale of land in Sacramento, California. The retirement of a significant number of participants in the employee retirement plan over the past two years resulted in a requirement under SFAS88 to recognise and accelerate the amortising of an actuarial loss for the plan. The previous fiscal year amount of US$2.1 million mainly reflects an increase in cost provisions for our Australia and New Zealand business.

EBIT 1

EBIT increased 14% from US$172.2 million to US$196.2 million. The EBIT margin decreased 1.3 percentage points to 16.2%. EBIT includes SCI and other related expenses of US$28.1 million.

USA Fibre Cement EBIT increased 24% from US$195.6 million to US$241.5 million. The increase was due to growth in net sales, partly offset by an increase in unit cost of sales, unit freight cost, general liability insurance and SG&A expenses. The increase in unit cost of sales was due to increased sales of higher cost differentiated products, higher pulp and cement costs, increased maintenance expenses and a temporary reduction in manufacturing efficiency at some plants that occurred during the second quarter. Higher freight costs were primarily related to an increase in length of haul of some products due to supply issues associated with the temporary reduction in plant manufacturing efficiency and higher fuel costs. The EBIT margin decreased 0.8 of a percentage point to 25.7%.

Asia Pacific Fibre Cement EBIT increased 25% from US$37.6 million to US$46.8 million. The EBIT margin increased 2.7 percentage points to 19.8%.

Australia and New Zealand Fibre Cement EBIT increased 20% from US$35.4 million to US$42.4 million. In Australian dollars, EBIT increased 12%. The increase in EBIT in Australian dollars was mainly due to cost savings and the impact of a cost provision recorded in the prior year that did not recur in the current year. The EBIT margin increased 2.1 percentage points to 20.2%.

Philippines Fibre Cement business more than doubled its positive EBIT performance compared to the previous year due to increased net sales.

The Chile Fibre Cement business recorded a small positive EBIT in each quarter of the year.

Our USA Hardie Pipe business significantly reduced its EBIT loss compared to the previous year due to increased sales volumes, higher selling prices and manufacturing cost savings.

Our Europe Fibre Cement business incurred an EBIT loss for the year as expected.

General corporate costs increased US$35.3 million from US$27.5 million to US$62.8 million. This increase was primarily due to US$28.1 million of SCI and other related expenses, a settlement loss of US$5.3 million related to an employee retirement plan, a US$0.7 million loss on sale of land owned in Sacramento, California, and a net increase in other general corporate costs. Additionally, in the prior fiscal year, we booked a reversal of an excess provision of US$1.6 million related to a vendor dispute that we settled favourably and that did not recur this year. These increases were partially offset by a US$2.5 million decrease in employee bonus plan expense and a US$3.0 million decrease in employee share based compensation expense from stock appreciation rights primarily caused by a decrease in the company’s share price.

James Hardie Full Year FY05 Management’s Analysis of Results	6

Net Interest Expense

Net interest expense decreased by US$4.9 million from US$10.0 million to US$5.1 million, primarily due to a higher amount of interest expense capitalised on construction projects in the current year compared to the previous year, higher interest income due to higher average cash balances and lower interest expense due to lower average debt balances.

Other (Expense) Income

During the current year, other expense consisted primarily of a US$2.1 million impairment charge that we recorded on an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code, partially offset by a US$0.8 million gain on a separate investment. In the prior year, we realised a gain before income tax of US$4.5 million on the sale of property formerly owned by one of our New Zealand subsidiaries. Additionally, a previously recorded liability related to potential contingent legal claims was reversed, resulting in income of US$4.3 million. We also realised US$0.1 million in net investment income. These income items were partially offset by an impairment charge of US$2.2 million that we recorded on an investment in a company that filed a voluntary petition for reorganisation under Chapter 11 of the US bankruptcy code. Additionally, we incurred an expense of US$3.2 million primarily due to a capital duty fee paid in conjunction with our Dutch legal structure. We incurred this to extend the scope of our international finance subsidiary to lend to global operations.

Income Tax Expense

Income tax expense increased by US$21.5 million from US$40.4 million to US$61.9 million due to the increase in profit, the geographic mix of earnings, estimated income tax contingencies recorded during the year and non-deductible SCI and other related expenses.

Operating Profit from Continuing Operations 1

Operating profit from continuing operations increased from US$125.3 million to US$127.9 million. Operating profit from continuing operations includes SCI and other related expenses of US$28.1 million and a related tax benefit of US$5.8 million. Operating profit from continuing operations excluding SCI and other related expenses1 increased 20% to US$150.2 million.

Discontinued Operations

We recorded an expense from discontinued operations of US$1.0 million in the current year compared to income of US$4.3 million in the prior year. The current year amount relates primarily to additional costs associated with the sale of New Zealand land in March 2004, and settlement of a dispute associated with a former business. The prior year amount primarily includes a favourable outcome from matters related to our former Gypsum business and a gain on the sale of our New Zealand Building Systems business, net of other wind-up costs of Gypsum and other discontinued businesses.

Liquidity and Capital Resources

We have historically met our working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant

James Hardie Full Year FY05 Management’s Analysis of Results	7

impact on our short-term or long-term liquidity. We believe that we can meet our present working capital requirements for at least the next 12 months based on our current capital resources.

We had cash and cash equivalents of US$113.5 million as of 31 March 2005. At that date we also had credit facilities totalling US$449.4 million of which US$159.3 million was outstanding. Our credit facilities were uncollateralised and consist of the following:

	Effective		Principal
	Interest Rate	Total Facility	Outstanding
	at	at	at
Description	31 Mar 2005	31 Mar 2005	31 Mar 2005
		(US$ millions)

US$ notes, fixed interest, repayable annually in varying tranches from November 2005 through November 2013	7.12%	$147.4	$147.4

A$ revolving loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin, can be repaid and redrawn until maturity in November 2006	N/A	154.5	—

US$ stand-by loan, can be drawn down in either US$ or A$, variable interest based on US$ LIBOR or A$ bank bill rate plus margin until maturity of US$117.5 in April 2005 and US$15.0 in October 2005	N/A	132.5	—

US$ line of credit, can be drawn down in Chilean Pesos, variable interest based on Chilean Tasa Activa Bancaria rate plus margin until maturity in April and December 2005	3.52%	15.0	11.9

Total		$449.4	$159.3

Net debt at year end was US$45.8 million, a decrease of US$57.7 million, from US$103.5 million as at 31 March 2004.

Historically, we have sought to renew our lines of credit, revolving loan and stand-by loan facilities each year under substantially the same terms and conditions. We are currently in negotiations with a number of banks to refinance all of our debt in a manner that will provide us with the same amount of liquidity that we have now. However, in light of the events resulting from the SCI, while not expected, we may not be able to refinance our credit facilities by the time they expire, or at all; we may not be able to enter into new financing agreements on terms that provide the same level of liquidity as our current debt structure provides; we may have to pay additional fees and expenses that we might not have to pay under normal circumstances; and we may have to agree to terms that could increase the cost of our debt structure. In the unexpected event that we are unable to restructure our debt, or if we are unable to restructure our debt on substantially the same terms as we have now, we may have to scale back our capital expenditure associated with our expansion plans and may have to take other measures to conserve cash in order to meet our future cash flow requirements.

James Hardie Full Year FY05 Management’s Analysis of Results	8

Cash Flow

Net operating cash inflows increased by US$57.2 million or 35% from US$162.6 million to US$219.8 million for the year ended 31 March 2005 compared to the prior year, primarily due to changes in our operating assets and liabilities.

Net cash used in investing activities was US$149.2 million for the year ended 31 March 2005 compared to US$58.0 million in the prior year. The increase in the cash used was primarily due to additional capital expenditures of US$78.4 million for the year ended 31 March 2005, US$10.9 million cash received in the prior year from the sale of land and buildings of our Australia/New Zealand segment in March 2004, and US$5.0 million cash received in the prior year from the sale of our New Zealand Building Systems in May 2003 that did not recur in the current year, partly offset by proceeds of US$3.4 million from the sale of land in Sacramento, California in the current year.

Net cash used in financing activities was US$28.2 million for the year ended 31 March 2005 compared to US$87.9 million in the prior year. The decrease in cash used was primarily due to a US$68.7 million repayment of capital in the prior year that did not recur in the current period and a US$9.2 million decrease in dividends paid, partly offset by a US$17.6 million scheduled debt repayment in the current period.

Dividend

The Board has approved a dividend of US 6.0 cents a share. The dividend was declared in United States dollars and will be paid on 1 July 2005 with a record date of 9 June 2005. The Australian currency equivalent amount dividend to be paid to CUFS holders will be announced to the ASX on 10 June 2005. ADR holders will receive United States currency.

Special Commission of Inquiry and Related Matters

Special Commission of Inquiry

In February 2004, the NSW Government established a Special Commission of Inquiry (“SCI”) to investigate, among other matters described below, the circumstances in which the Medical Research and Compensation Foundation (“Foundation”) was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60, formerly known as James Hardie Industries Limited (“JHIL”), and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.

On 14 July 2004, following receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries Pty Ltd (“KPMG Actuaries”), the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements: speedy, fair and equitable compensation for all existing and future claimants; objective criteria to reduce superimposed (judicial)

James Hardie Full Year FY05 Management’s Analysis of Results	9

inflation; contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the Company) as to the ultimate amount of their contributions; significant reductions in legal costs through reduced and more abbreviated litigation; and limitation of legal avenues outside of the scheme. The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defences.

The SCI finished taking evidence on 13 August 2004 and issued its report on 21 September 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective, that any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), and that no significant liabilities for those claims could likely be assessed directly against the Company.

In relation to the assertions by the Foundation concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made certain adverse findings against Mr Macdonald (former CEO) and Mr Shafron (former CFO), it did not find that their conduct caused any material loss to the Foundation or the asbestos claimants which would create a cause of action against, and therefore a material liability of the Company or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors, and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of 30 June 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States. As of 30 June 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion (US$2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.

In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.

The SCI’s findings are not binding and a court consideration of the issues presented could lead to one or more different conclusions.

The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Australian Council of Trade Unions (“ACTU”), UnionsNSW (formerly known as the Labour Council of New South Wales), and a representative of the asbestos claimants (together, the “Representatives”). Without any discussion with the Company, the statutory scheme that the Company proposed on 14 July 2004 was not accepted by the Representatives.

The Company believes that, except to the extent that it agrees otherwise as a result of these discussions with the NSW Government and as discussed later in this footnote under the subheading Interim Funding and ABN 60 Indemnity, under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.

It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action

James Hardie Full Year FY05 Management’s Analysis of Results	10

if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares.” The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company.” On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and US courts are not required, but that the Australian Government has been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If negotiations do not lead to an acceptable conclusion, the Company is aware of suggestions of legislative intervention, but has no detailed information as to the content of any such legislation.

Heads of Agreement

On 21 December 2004, the Company announced that it had entered into a Heads of Agreement with the NSW Government and the Representatives which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) to establish and fund a special purpose fund (the “SPF”) to provide funding on a long-term basis for asbestos-related injury and death claims (the “Claims”) against Amaca, Amaba, and ABN 60 (the “Liable Entities”).

The principles set out in the Heads of Agreement include:

–	the establishment of the SPF to compensate asbestos claimants;

–	initial funding of the SPF by the Company on the basis of a November 2004 KPMG report (which provided a net present value central estimate of A$1.536 billion (US$1.03 billion) for all present and future claims at 30 June 2004). The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG was approximately A$3.586 billion (US$2.471 billion). At 21 December 2004, the initial funding for the first three years was expected to be A$239 million (based on KPMG’s estimate of liabilities as of 30 June 2004) less the assets to be contributed by the Foundation which were expected to be approximately A$125 million. The actuarial assessment is to be updated annually;

–	a two year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, to be revised annually;

–	a cap on the annual payments made by the Company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with US GAAP) for the immediately preceding year, with provisions for the percentage to decline over time depending upon the Company’s financial performance and claims outlook; and

–	no cap on individual payments to Claimants.

James Hardie Full Year FY05 Management’s Analysis of Results	11

The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie Group and to its present and past directors, officers and employees from all civil liabilities (if any) incurred prior to the date of the Principal Agreement in relation to the events and transactions examined by the SCI. These releases will take the form of legislation to be passed by the NSW Parliament and other state and territory parliaments in Australia (and the Commonwealth Parliament) will be approached by the Company and the NSW Government to pass similar legislation.

As noted above, the NSW Government conducted a review of legal and administrative costs in dust diseases compensation in New South Wales. The purpose of this review was primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims in New South Wales. The NSW Government announced its findings on 8 March 2005. The draft legislation and regulations for public comment were released on 12 April 2005 for comment and the closing date for responses of 26 April 2005. The bill containing the proposed legislation was introduced into NSW Parliament on 5 May 2005, and is due to be debated in the week commencing 23 May 2005. The timing of passing and commencement of this potential legislation remains uncertain.

As part of the discussions surrounding the Principal Agreement, the Company is examining all relevant options in relation to the establishment of the SPF referred to above, including the possibility of reacquiring all of the share capital of Amaca, Amaba and/or ABN 60.

The Principal Agreement will be subject to a number of conditions precedent, including the delivery of an independent expert’s report and approval by the Company’s board of directors, shareholders and lenders. Once executed, the Principal Agreement will be a legally binding agreement.

The parties have announced their intention to execute the Principal Agreement, depending on the timing of the resolution of certain of the conditions precedent in late June 2005. The parties believe that the agreement will become effective in August or September 2005, although the timing remains uncertain depending upon the status of the various conditions that need to be satisfied.

If an agreement is reached with the NSW Government and approved by the Company’s board of directors, lenders and shareholders, the Company may be required to make a substantial provision in its financial statements at a later date, and it is possible that the Company may need to seek additional borrowing facilities. If the terms of a future resolution involve the Company making payments, either on an annual or other basis, pursuant to the Principal Agreement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected and its ability to pay dividends could be reduced or otherwise impaired.

Updated Actuarial Study; Claims Estimate

The Company commissioned updated actuarial studies of potential asbestos-related liabilities as of 30 June 2004 and 31 March 2005. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Liable Entities was approximately A$1.536 billion (US$1.059 billion) and A$1.685 billion (US$1.302 billion) as of 30 June 2004 and 31 March 2005, respectively. The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.586 billion (US$2.471 billion) and A$3.604 billion (US$2.784 billion) as of 30 June 2004 and 31 March 2005, respectively. Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States.

In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

James Hardie Full Year FY05 Management’s Analysis of Results	12

Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts; and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the actual liability amount could differ materially from that currently projected.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different than the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could fall in a range of A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) and A$1.1 billion to A$2.6 billion (undiscounted estimates of A$2.0 billion to A$5.9 billion) as of 30 June 2004 and 31 March 2005, respectively. It should be noted that the actual cost of the liabilities could fall outside of that range depending on the out-turn of actual experience relative to the assumptions made.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Liable Entities as the claim settlement is borne by other (non-Liable Entities) asbestos defendants who are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the Company signs the Principal Agreement and it is approved by all of the necessary parties, including the board of directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of 31 March 2005, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.604 billion. This undiscounted central estimate is net of expected insurance recoveries of A$453.0 million after making a general credit risk allowance for bad debt of insurance carriers and an allowance for A$49.8 million of “by claim” or subrogation recoveries from other third parties.

Currently, the timing of any potential payments is uncertain because the Company has not yet reached agreement with the NSW Government and the conditions precedent to any agreement that may be reached have not been satisfied. In addition, the Company has not yet incurred any settlement costs because the Foundation continues to meet all claims of the Liable Entities. The Company is currently unable to estimate the expected cost of administering and litigating the claims under the potential agreement with the NSW Government because this is highly contingent upon the final outcome of the NSW Government’s review of legal and administrative costs.

Accordingly, the Company has not established a provision for asbestos-related liabilities as of 31 March 2005 because at this time such liabilities do not fall within the required definitions of being probable and estimable in accordance with SFAS5 No. 5, “Accounting for Contingencies”.

Claims Data

The following table, provided by KPMG Actuaries, shows the number of claims pending as of 31 March 2005 and 2004.

	31 March
	2005	2004
Australia	712	687
New Zealand	—	—
Unknown-Court Not Identified (1)	36	51
USA	1	5

James Hardie Full Year FY05 Management’s Analysis of Results	13

(1)	The “Unknown – Court Not Identified” designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.

For the years ended 31 March 2005, 2004 and 2003, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Australia
	Years Ended 31 March
	2005	2004	2003

Number of claims filed	489	379	402
Number of claims dismissed	62	119	29
Number of claims settled or otherwise resolved	402	316	231
Average settlement amount per claim	A$157,594	A$167,450	A$204,194

	New Zealand
	Years Ended 31 March
	2005	2004	2003

Number of claims filed	—	—	—
Number of claims dismissed	—	—	2
Number of claims settled or otherwise resolved	—	—	1
Average settlement amount per claim	—	—	A$2,000

	Unknown - Court Not Identified
	Years Ended 31 March
	2005	2004	2003

Number of claims filed	7	1	7
Number of claims dismissed	20	15	—
Number of claims settled or otherwise resolved	2	—	3
Average settlement amount per claim	A$47,000	—	A$37,090

James Hardie Full Year FY05 Management’s Analysis of Results	14

	USA
	Years Ended 31 March
	2005	2004	2003

Number of claims filed	—	—	—
Number of claims dismissed	3	1	—
Number of claims settled or otherwise resolved	1	—	—
Average settlement amount per claim	A$228,293	—	—

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of 31 March
	2005	2004	2003	2002	2001

Number of open claims at beginning of year	743	814	671	569	507
Number of new claims	496	380	409	375	284
Number of closed claims	490	451	266	273	222
Number of open claims at year-end	749	743	814	671	569
Average settlement amount per settled claim	A$157,223	A$167,450	A$201,200	A$197,941	A$179,629
Average settlement amount per case closed	A$129,949	A$117,327	A$177,752	A$125,435	A$128,653

The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time it left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group neither JHI NV nor any current subsidiary of JHI NV has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which (as described above) has not been a member of the James Hardie Group since March 2003.

On 15 April 2005, the Company announced that it had extended the coverage of the SPF to permit members of the Baryugil community in Australia to receive compensation funding from the SPF for proven and valid claims against a former subsidiary, Asbestos Mines Pty Ltd (“Asbestos Mines”). The Company has no current right to access any claims information in relation to claims against Asbestos Mines. The Company’s proposal to provide funding with respect to claims against Asbestos Mines is not limited to the time period to which the claim arose – including the period after the former subsidiary was sold by James Hardie.

The Company’s recently announced offer to provide funding to the SPF for use in meeting proven claims against Asbestos Mines will be implemented subject to the same or similar conditions applicable to funding provided to the SPF for use in meeting proven claims from Amaca, Amaba and ABN 60, including that information in relation to the proven claims is provided to the Company. Asbestos Mines has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd, which was subsequently renamed Mineral Commodities Ltd. From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Except as described below, the Company has not had access to any information regarding claims or the decisions taken by the Foundation in relation to them.

James Hardie Full Year FY05 Management’s Analysis of Results	15

On 26 October 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. The Company is seeking to obtain similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The terms of such access are not yet settled. The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and will not obtain any right under the Principal Agreement) to audit or otherwise itself independently verify such information as the methodologies to be adopted by the Approved Actuary. As a result of the above, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information to be disclosed.

Australian Securities and Investments Commission Investigation

The Australian Securities and Investments Commission (“ASIC”) has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company, various directors and officers of the Company and on certain of its advisers and auditors at the time of the separation and restructure transactions described above. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.

The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the Company may be reimbursed in whole or in part under directors’ and officers’ insurance policies maintained by the Company.

Severance Agreements

On 20 October 2004, Mr Peter Shafron resigned from the Company and on 21 October 2004, Mr Peter Macdonald resigned from the Company. In connection with these resignations, the Company incurred severance costs of US$8.9 million in the period ended 31 March 2005. These costs comprised US$6.0 million of additional expense and US$2.9 million of previously existing accruals.

Interim Funding and ABN 60 Indemnity

The Company has undertaken a number of initiatives to seek to ensure that payment of asbestos-related Claims by the Foundation is not interrupted due to insolvency of Amaba or Amaca prior to the Company’s entry into the Principal Agreement. The initiatives are described further below. The Company believes that the Foundation is unlikely to need to avail itself of the financial assistance which has been offered by the Company, on the basis that on 3 December 2004 and in part as a result of the initiatives undertaken by the Company, the Foundation received a payment of approximately A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.

The Company facilitated the payment of such funds by granting an indemnity (under a separate deed on indemnity) to the directors of ABN 60, which it announced on 16 November 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from

James Hardie Full Year FY05 Management’s Analysis of Results	16

the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity. The Company did not make any payments in relation to this indemnity during the year ended 31 March 2005.

Additionally, on 16 November 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice, that claims against the Foundation should not exceed the funds which are available to the Foundation (particularly in the light of its receipt of the A$88.5 million described above) or which are expected to become available to the Foundation during the period of the interim funding proposal.

On 31 March 2005, the Company renewed its commitment to assist the Foundation to provide interim funding if necessary prior to the Principal Agreement being finalised in accordance with the updated timetable announced at that date and described above.

The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal. The Company has not made any payments in relation to this offer.

With regard to the ABN 60 indemnity, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could be required to be paid. The Company believes, however, that the expected value of any potential future payments resulting from the ABN 60 indemnity is zero and that the likelihood of any payment being required under this indemnity is remote.

Financial Position of the Foundation

On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the Foundation’s subsidiaries, were dismissed with their consent.

End.

Media/Analysts Enquiries:

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

The Management’s Analysis of Results and accompanying release and management presentation, along with an audio webcast of the presentation, will be available from the Investor Relations website at www.jameshardie.com

This Management’s Analysis of Results document forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Financial Report and a Results at a Glance document.

James Hardie Full Year FY05 Management’s Analysis of Results	17

     Endnotes:

Volume and Average Net Sales Price - Asia Pacific Fibre Cement - Adjusted:

In fiscal 2003 and 2004, our Asia Pacific Fibre Cement segment reported incorrect volume figures due to errors when converting to our standard square feet metric and due to our Philippines Fibre Cement business including intercompany volume during fiscal 2004. The following table presents adjusted volume and average net sales price for our Asia Pacific Fibre Cement business segment. This Management’s Analysis of Results uses these revised volume and average net sales price. These adjustments did not have a material impact on total net sales or EBIT.

Fiscal 2003		30	31
	30 June	September	December	31 March
Quarter	2002	2002	2002	2003
Volume (mmsf1)	83.1	90.6	88.7	87.5
Average net sales price per unit (per msf1)	A$888	A$905	A$898	A$857

Year-to-date
Volume (mmsf1)	83.1	173.7	262.4	349.9
Average net sales price per unit (per msf1)	A$888	A$897	A$897	A$887

Fiscal 2004		30	31
	30 June	September	December	31 March
Quarter	2003	2003	2003	2004
Volume (mmsf1)	87.0	94.0	92.1	89.0
Average net sales price per unit (per msf1)	A$874	A$865	A$854	A$854

Year-to-date
Volume (mmsf1)	87.0	181.0	273.1	362.1
Average net sales price per unit (per msf1)	A$874	A$869	A$864	A$862

Net Sales - Philippines Fibre Cement - Adjusted:

In fiscal 2004, our Philippines business incorrectly reported intercompany transfers as external net sales and cost of sales. Adjustment to the Philippines Fibre Cement discussion is necessary to provide an accurate quarter-to-quarter discussion of Philippines Fibre Cement net sales. Therefore, for discussion purposes only, for the Philippines Fibre Cement business, we adjusted the prior year Philippines Fibre Cement net sales. We have not restated the Asia Pacific Fibre Cement business segment results or the consolidated financial statements since these adjustments are not material to our Asia Pacific Fibre Cement segment or to the consolidated financial statements taken as a whole. The following table presents the adjustment to Philippines Fibre Cement net sales for each quarter and year-to-date periods in fiscal 2004 (amounts in millions):

			30		31
	30 June		September		December		31 March
	2003		2003		2003		2004
Quarters:
Previously Reported	US$	6.2	US$	6.9	US$	5.2	US$	5.9
Adjustment		(1.4)		(1.2)		—		(0.8)

Adjusted Net Sales	US$	4.8	US$	5.7	US$	5.2	US$	5.1

Year to date:
Previously Reported	US$	6.2	US$	13.1	US$	18.3	US$	24.2
Adjustment		(1.4)		(2.6)		(2.6)		(3.4)

Adjusted Net Sales	US$	4.8	US$	10.5	US$	15.7	US$	20.8

James Hardie Full Year FY05 Management’s Analysis of Results	18

1Definitions

EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated by our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.

EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin.

Operating profit from continuing operations excluding SCI and other related expenses - not a measure of financial performance under US GAAP and should not be considered to be more meaningful than operating profit. The Company has included this financial measure to provide investors with an alternative method for assessing the Company’s operating results in a manner that is focused on the performance of the company’s ongoing operations. The Company’s management uses this non-GAAP measure for the same purposes.

Operating profit from continuing operations before income taxes - is equivalent to the US GAAP measure of income from continuing operations before income taxes.

Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations.

Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income.

mmsf – million square feet

msf – thousand square feet

Disclaimer

This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

James Hardie Full Year FY05 Management’s Analysis of Results	19

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Item 1. Financial Statements

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		(Millions of US dollars)		(Millions of Australian dollars)
		31 March		31 March
	Notes	2005	2004	2005		2004

ASSETS				(Unaudited)		(Unaudited)
Current assets:
Cash and cash equivalents	3	$113.5	$72.3	A$	146.9	A$	95.1
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million (A$1.9 million) and $1.2 million (A$1.6 million) as of 31 March 2005 and 31 March 2004, respectively	4	127.2	118.4		164.7		155.8
Inventories	5	99.9	103.2		129.3		135.8
Refundable income taxes	14	—	37.8		—		49.7
Prepaid expenses and other current assets		12.0	8.8		15.5		11.6
Deferred tax assets	14	26.0	24.7		33.7		32.5

Total current assets		378.6	365.2		490.1		480.5
Long-term receivables and other assets		0.8	9.8		1.0		12.9
Property, plant and equipment, net	6	685.7	567.1		887.7		746.1
Intangible assets, net	7	3.1	3.0		4.0		3.9
Prepaid pension cost	8	8.4	14.1		10.9		18.5
Deferred tax assets	14	12.3	12.0		15.9		15.8

Total assets		$1,088.9	$971.2	A$	1,409.6	A$	1,277.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9	$94.0	$78.5	A$	121.7	A$	103.3
Current portion of long-term debt	10	25.7	17.6		33.3		23.2
Short-term debt	10	11.9	10.8		15.4		14.2
Accrued payroll and employee benefits		35.7	41.1		46.2		54.1
Accrued product warranties	12	8.0	9.7		10.4		12.8
Income taxes payable	14	21.4	9.8		27.7		12.9
Other liabilities		1.7	1.8		2.2		2.4

Total current liabilities		198.4	169.3		256.9		222.9
Long-term debt	10	121.7	147.4		157.6		193.9
Deferred income taxes	14	77.5	65.2		100.3		85.8
Accrued product warranties	12	4.9	2.3		6.3		3.0
Other liabilities	11,14	61.7	82.3		79.9		108.3

Total liabilities		464.2	466.5	A$	601.0	A$	613.9

Commitments and contingencies (Note 13)

Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 459,373,176 shares issued and outstanding at 31 March 2005 and 458,558,436 shares issued and outstanding at 31 March 2004	16,20	245.8	245.2
Additional paid-in capital	16,20	139.4	134.0
Retained earnings		264.3	151.1
Employee loans	16	(0.7)	(1.3)
Accumulated other comprehensive loss	19	(24.1)	(24.3)

Total shareholders’ equity		624.7	504.7

Total liabilities and shareholders’ equity		$1,088.9	$971.2

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

		Years Ended 31 March
(Millions of US dollars, except per share data)	Notes	2005	2004	2003

Net sales	18	$1,210.4	$981.9	$783.6
Cost of goods sold		(784.0)	(623.0)	(492.8)

Gross profit		426.4	358.9	290.8
Selling, general and administrative expenses		(174.5)	(162.0)	(144.9)
Research and development expenses		(21.6)	(22.6)	(18.1)
SCI and other related expenses	13	(28.1)	—	—
Other operating (expense) income	8	(6.0)	(2.1)	1.0

Operating income		196.2	172.2	128.8
Interest expense		(7.3)	(11.2)	(23.8)
Interest income		2.2	1.2	3.9
Other (expense) income		(1.3)	3.5	0.7

Income from continuing operations before income taxes	18	189.8	165.7	109.6
Income tax expense		(61.9)	(40.4)	(26.1)

Income from continuing operations		127.9	125.3	83.5

Discontinued operations:
(Loss) income from discontinued operations, net of income tax benefit (expense) of $0.2 million, ($0.1) million and ($1.6) million for 2005, 2004 and 2003, respectively	15	(0.3)	0.2	3.0

(Loss) gain on disposal of discontinued operations, net of income tax benefit (expense) of nil, $4.8 million and ($45.3) million for 2005, 2004 and 2003, respectively	15	(0.7)	4.1	84.0

(Loss) income from discontinued operations		(1.0)	4.3	87.0

Net income		$126.9	$129.6	$170.5

Income per share - basic:
Income from continuing operations		$0.28	$0.27	$0.18
Income from discontinued operations		—	$0.01	$0.19

Net income per share - basic		$0.28	$0.28	$0.37

Income per share - diluted:
Income from continuing operations		$0.28	$0.27	$0.18
Income from discontinued operations		—	$0.01	$0.19

Net income per share - diluted		$0.28	$0.28	$0.37

Weighted average common shares outstanding (Millions):
Basic	2	458.9	458.1	456.7
Diluted	2	461.0	461.4	459.4

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

			Years Ended 31 March
(Millions of Australian dollars, except per share data)	2005		2004		2003

Net sales	A$	1,636.3	A$	1,415.8	A$	1,395.5
Cost of goods sold		(1,059.9)		(898.3)		(877.6)

Gross profit		576.4		517.5		517.9

Selling, general and administrative expenses		(235.9)		(233.6)		(258.1)
Research and development expenses		(29.2)		(32.6)		(32.2)
SCI and other related expenses		(38.0)		—		—
Other operating (expense) income		(8.1)		(3.0)		1.8

Operating income		265.2		248.3		229.4

Interest expense		(9.9)		(16.1)		(42.4)
Interest income		3.0		1.7		6.9
Other (expense) income		(1.8)		5.0		1.2

Income from continuing operations before income taxes		256.5		238.9		195.1
Income tax expense		(83.7)		(58.3)		(46.5)

Income from continuing operations		172.8		180.6		148.6

Discontinued operations:
(Loss) income from discontinued operations, net of income tax benefit (expense) of A$0.3 million, (A$0.1) million and (A$2.8) million for 2005, 2004 and 2003, respectively		(0.4)		0.3		5.4

(Loss) gain on disposal of discontinued operations, net of income tax benefit (expense) of nil, A$6.9 million and (A$80.7) million for for 2005, 2004 and 2003, respectively		(0.9)		5.9		149.6

(Loss) income from discontinued operations		(1.3)		6.2		155.0

Net income	A$	171.5	A$	186.8	A$	303.6

Income per share — basic:
Income from continuing operations	A$	0.38	A$	0.40	A$	0.32
Income from discontinued operations		—		0.01		0.34

Net income per share — basic	A$	0.38	A$	0.41	A$	0.66

Income per share — diluted:
Income from continuing operations	A$	0.37	A$	0.39	A$	0.32
Income from discontinued operations		—		0.01		0.34

Net income per share — diluted	A$	0.37	A$	0.40	A$	0.66

Weighted average common shares outstanding (Millions):
Basic		458.9		458.1		456.7
Diluted		461.0		461.4		459.4

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

Cash flows from operating activities:
Net income	$126.9	$129.6	$170.5
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	—	(4.1)	(84.8)
Loss (gain) on sale of land and buildings	0.7	(4.2)	—
Gain on disposal of investments and negotiable securities	—	—	(0.4)
Impairment loss on investment	2.1	2.2	—
Depreciation and amortisation	36.3	36.4	28.7
Deferred income taxes	11.1	14.6	(10.6)
Prepaid pension cost	7.6	1.8	2.3
Tax benefit from stock options exercised	0.4	0.4	0.8
Stock compensation	3.0	3.3	1.9
Other	—	0.7	—
Changes in operating assets and liabilities:
Accounts receivable	(3.7)	(24.8)	(10.8)
Inventories	4.3	(24.9)	(8.5)
Prepaid expenses and other current assets	32.6	2.1	(12.5)
Accounts payable	15.0	1.3	14.5
Accrued liabilities and other liabilities	(16.5)	28.2	(26.3)

Net cash provided by operating activities	219.8	162.6	64.8

Cash flows from investing activities:
Purchases of property, plant and equipment	(153.2)	(74.8)	(90.2)
Proceeds from sale of property, plant and equipment	3.4	10.9	49.0
Proceeds from disposal of subsidiaries and businesses, net of cash invested	—	5.0	334.4
Proceeds from sale and maturity of investments	—	—	1.1
Collections on loans receivable	0.6	0.9	0.7
Cash transferred on establishment of ABN 60 Foundation	—	—	(57.1)

Net cash (used in) provided by investing activities	(149.2)	(58.0)	237.9

Cash flows from financing activities:
Net proceeds from line of credit	0.5	0.5	3.1
Proceeds from borrowings	—	—	2.4
Repayments of borrowings	(17.6)	—	(160.0)
Proceeds from issuance of shares	2.6	3.2	4.2
Repayments of capital	—	(68.7)	(94.8)
Dividends paid	(13.7)	(22.9)	(34.3)

Net cash used in financing activities	(28.2)	(87.9)	(279.4)

Effects of exchange rate changes on cash	(1.2)	0.5	0.7
Net increase in cash and cash equivalents	41.2	17.2	24.0
Cash and cash equivalents at beginning of period	72.3	55.1	31.1

Cash and cash equivalents at end of period	113.5	72.3	55.1

Components of cash and cash equivalents:
Cash at bank and on hand	28.6	24.6	39.7
Short-term deposits	84.9	47.7	14.9

Cash and cash equivalents — continuing operations	113.5	72.3	54.6
Cash at bank and on hand — discontinued operations	—	—	0.5

Cash and cash equivalents at end of period	$113.5	$72.3	$55.1

Supplemental disclosure of cash flow activities:
Cash paid during the period for interest, net of amounts capitalised	$10.7	$11.7	$28.1
Cash paid (refunded) during the period for income taxes, net	$15.7	$(6.5)	$77.3

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Years Ended 31 March
(Millions of Australian dollars)	2005		2004		2003

Cash flows from operating activities:
Net income	A$	171.5	A$	186.8	A$	303.6
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses		—		(5.9)		(151.0)
Loss (gain) on sale of land and buildings		0.9		(6.1)		—
Gain on disposal of investments and negotiable securities		—		—		(0.7)
Impairment loss on investment		2.8		3.2		—
Depreciation and amortisation		49.1		52.5		51.1
Deferred income taxes		15.0		21.1		(18.9)
Prepaid pension cost		10.3		2.6		4.1
Tax benefit from stock options exercised		0.5		0.6		1.4
Stock compensation		4.1		4.8		3.4
Other		—		1.0		—
Changes in operating assets and liabilities:
Accounts receivable		(5.0)		(35.8)		(19.2)
Inventories		5.8		(35.9)		(15.1)
Prepaid expenses and other current assets		44.1		3.1		(22.2)
Accounts payable		20.3		1.9		25.8
Accrued liabilities and other liabilities		(22.3)		40.7		(46.8)

Net cash provided by operating activities		297.1		234.6		115.5

Cash flows from investing activities:
Purchases of property, plant and equipment		(207.1)		(107.9)		(160.6)
Proceeds from sale of property, plant and equipment		4.6		15.7		87.3
Proceeds from disposal of subsidiaries and businesses, net of cash invested		—		7.2		595.5
Proceeds from sale and maturity of investments		—		—		2.0
Collections on loans receivable		0.8		1.3		1.2
Cash transferred on establishment of ABN 60 Foundation		—		—		(94.5)

Net cash (used in) provided by investing activities		(201.7)		(83.7)		430.9

Cash flows from financing activities:
Net proceeds from line of credit		0.7		0.7		5.5
Proceeds from borrowings		—		—		4.3
Repayments of borrowings		(23.8)		—		(284.9)
Proceeds from issuance of shares		3.5		4.6		7.5
Repayments of capital		—		(99.1)		(168.8)
Dividends paid		(18.5)		(33.0)		(61.1)

Net cash used in financing activities		(38.1)		(126.8)		(497.5)

Effects of exchange rate changes on cash		(5.5)		(20.2)		(16.2)
Net increase in cash and cash equivalents		51.8		3.9		32.7
Cash and cash equivalents at beginning of period		95.1		91.2		58.5

Cash and cash equivalents at end of period		146.9		95.1		91.2

Components of cash and cash equivalents:
Cash at bank and on hand		37.0		32.4		65.7
Short-term deposits		109.9		62.7		24.7

Cash and cash equivalents — continuing operations		146.9		95.1		90.4
Cash at bank and on hand — discontinued operations		—		—		0.8

Cash and cash equivalents at end of period	A$	146.9	A$	95.1	A$	91.2

Supplemental disclosure of cash flow activities:
Cash paid during the period for interest, net of amounts capitalised	A$	14.5	A$	16.9	A$	50.0
Cash paid (refunded) during the period for income taxes, net	A$	21.1	A$	(9.4)	A$	137.7

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained		Accumulated
		Additional	Earnings		Other
	Common	Paid-in	(Accumulated	Employee	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit)	Loans	Income (Loss)	Total

Balances as of 31 March 2002	$205.4	$323.5	$(91.8)	$(2.1)	$(64.3)	$370.7

Comprehensive income (loss):
Net income	—	—	170.5	—	—	170.5
Other comprehensive income (loss):
Amortisation of unrealised transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation gain	—	—	—	—	21.9	21.9
Additional minimum pension liability adjustment	—	—	—	—	(7.7)	(7.7)

Other comprehensive income	—	—	—	—	15.3	15.3

Total comprehensive income						185.8
Dividends paid	—	—	(34.3)	—	—	(34.3)
Conversion of common stock from Euro 0.50 par value to Euro 0.85 par value	157.9	(157.9)	—	—	—	—
Conversion of common stock from Euro 0.85 par value to Euro 0.64 par value and subsequent return of capital	(94.8)	—	—	—	—	(94.8)
Stock compensation	—	1.9	—	—	—	1.9
Tax benefit from stock options exercised	—	0.8	—	—	—	0.8
Employee loans repaid	—	—	—	0.4	—	0.4
Stock options exercised	1.2	3.0	—	—	—	4.2

Balances as of 31 March 2003	$269.7	$171.3	$44.4	$(1.7)	$(49.0)	$434.7

Comprehensive income (loss):
Net income	—	—	129.6	—	—	129.6
Other comprehensive income (loss):
Amortisation of unrealised transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation gain	—	—	—	—	16.0	16.0
Unrealised loss on available-for-sale securities	—	—	—	—	(0.1)	(0.1)
Additional minimum pension liability adjustment	—	—	—	—	7.7	7.7

Other comprehensive income	—	—	—	—	24.7	24.7

Total comprehensive income						154.3
Dividends paid	—	—	(22.9)	—	—	(22.9)
Conversion of common stock from Euro 0.64 par value to Euro 0.73 par value	48.4	(48.4)	—	—	—	—
Conversion of common stock from Euro 0.73 par value to Euro 0.5995 par value and subsequent return of capital	(68.7)	—	—	—	—	(68.7)
Conversion of common stock from Euro 0.5995 par value to Euro 0.59 par value	(5.0)	5.0	—	—	—	—
Stock compensation	—	3.3	—	—	—	3.3
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Employee loans repaid	—	—	—	0.4	—	0.4
Stock options exercised	0.8	2.4	—	—	—	3.2

Balances as of 31 March 2004	$245.2	$134.0	$151.1	$(1.3)	$(24.3)	$504.7

The accompanying notes are an integral part of these consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
		Additional			Other
	Common	Paid-in	Retained	Employee	Comprehensive
(Millions of US dollars)	Stock	Capital	Earnings	Loans	Income (Loss)	Total

Balances as of 31 March 2004	$245.2	$134.0	$151.1	$(1.3)	$(24.3)	$504.7

Comprehensive income (loss):
Net income	—	—	126.9	—	—	126.9
Other comprehensive income (loss):
Amortisation of unrealised transition loss on derivative instruments	—	—	—	—	1.1	1.1
Foreign currency translation gain	—	—	—	—	(0.9)	(0.9)

Other comprehensive income	—	—	—	—	0.2	0.2

Total comprehensive income						127.1
Dividends paid	—	—	(13.7)	—	—	(13.7)
Stock compensation	—	3.0	—	—	—	3.0
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Employee loans repaid	—	—	—	0.6	—	0.6
Stock options exercised	0.6	2.0	—	—	—	2.6

Balances as of 31 March 2005	$245.8	$139.4	$264.3	$(0.7)	$(24.1)	$624.7

The accompanying notes are an integral part of these interim consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

Nature of Operations

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines, Chile and Europe. Prior to 25 April 2002, the Company manufactured gypsum wallboard for interior construction applications in the United States.

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries, collectively referred to as either the “Company” or “James Hardie” and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

In accordance with accounting principles generally accepted in the United States of America, the transfers to JHI NV have been accounted for on a historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.

The assets, liabilities, income statement and cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America. The exchange rates used to calculate the convenience translations are as follows:

		31 March
(US$1 = A$)	2005	2004	2003

Assets and liabilities	1.2946	1.3156	1.6559
Income statement	1.3519	1.4419	1.7809
Cash flows — beginning cash	1.3156	1.6559	1.8808
Cash flows — ending cash	1.2946	1.3156	1.6559
Cash flows — current period movements	1.3519	1.4419	1.7809

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment	3 to 4
Office furniture and equipment	3 to 10

The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset’s estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of income.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Intangible Assets

Intangible assets consist primarily of goodwill, which represents cost in excess of the fair value of the identifiable net assets of businesses acquired. Effective 1 April 2002, the Company no longer amortizes goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “ Goodwill and Other Intangible Assets.” Accordingly, the Company reviews goodwill for impairment annually, or more frequently if events or changes in circumstances warrant. If carrying values were to exceed their estimated fair values, the Company would record an impairment loss to write the assets down to their estimated fair values. There were no impairment charges recorded against goodwill for the years ended 31 March 2005, 2004 and 2003.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Environmental

Environmental remediation expenditures that relate to current operations are expensed or capitalised as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.

Mineral Acquisition Costs

The Company records acquired proven and probable silica mineral ore reserves at their fair value at the date of acquisition. Depletion expense is recorded based on the estimated rate per ton multiplied by the number of tons extracted during the period. The rate per ton may be periodically revised by management based on changes in the estimated tons available to be extracted which, in turn, is based on third party studies of proven and probable reserves.

SFAS No. 143, “Accounting for Asset Retirement Obligations,” requires the recording of a liability for an asset retirement obligation in the period in which the liability is incurred. The initial measurement is based upon the present value of estimated third party costs and a related long-lived asset retirement cost capitalised as part of the asset’s carrying value and allocated to expense over the asset’s useful life. Accordingly, the Company accrues for reclamation costs associated with mining activities, which are accrued during production and are included in determining the cost of production.

Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cost of Goods Sold

Cost of goods sold is primarily comprised of cost of materials, labour and manufacturing. Cost of goods sold also includes the cost of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and shipping and handling costs.

Shipping and Handling

Shipping and handling costs are charged to costs of goods sold as incurred. Recovery of these costs is incorporated in the Company’s sales price per unit and is therefore classified as part of net sales.

Selling, General and Administrative

Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company’s distribution network. Transportation and logistic costs were US$1.2 million, US$1.3 million and US$1.0 million for the years ended 31 March 2005, 2004 and 2003, respectively.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$15.7 million, US$15.2 million and US$10.5 million during the years ended 31 March 2005, 2004 and 2003, respectively.

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised.

Financial Instruments

To meet the reporting requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are completed. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock-Based Compensation

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest. In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123,” the Company has elected to recognise stock-based compensation using the retroactive restatement method. Under this change in accounting method, the Company has restated its consolidated financial statements for all years presented herein to reflect stock-based compensation expense under a fair value based accounting method for all options granted, modified or settled in fiscal years beginning after 31 March 1995. See Note 16 for full disclosures required under SFAS No. 123 and SFAS No. 148.

Employee Benefit Plans

The Company sponsors both defined benefit and defined contribution retirement plans for its employees. Employer contributions to the defined contribution plans are recognised as periodic pension expense in the period that the employees’ salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company’s total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.

Dividends

Dividends are recorded as a liability on the date that the Board of Directors formally declares the dividend.

Earnings per Share

The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2005	2004	2003

Basic common shares outstanding	458.9	458.1	456.7
Dilutive effect of stock options	2.1	3.3	2.7

Diluted common shares outstanding	461.0	461.4	459.4

(Continuing operations - US dollar)	2005	2004	2003

Net income per share - basic	$0.28	$0.28	$0.37
Net income per share - diluted	$0.28	$0.28	$0.37

Potential common shares of 8.2 million, 2.0 million and 1.3 million for the years ended 31 March 2005, 2004 and 2003, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes foreign currency translation and derivative instruments and is presented as a separate component of shareholders’ equity.

Extinguishments of Debt

In May 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections.” Among other things, SFAS No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” are met. SFAS No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after 15 May 2002. As permitted under SFAS No. 145, the Company early adopted the provisions of this standard effective 1 April 2002. As a result of the early retirement of US$60.0 million of the Company’s long-term debt, the Company incurred charges of US$9.9 million related to a make-whole payment paid to certain noteholders on 23 December 2002. Accordingly, this amount was included in interest expense in the year ended 31 March 2003 rather than as an extraordinary item.

Recent Accounting Pronouncements

Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the FASB issued SFAS No.132 (revised 2003) (“SFAS No. 132R”), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statement 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions.” SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit/cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R is effective for foreign plans for fiscal years ending after 15 June 2004. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Consolidation of Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. (“FIN”) 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FIN 46, which was issued in January 2003. FIN 46 or FIN 46R applies immediately to entities created after 31 January 2003 and no later than the end of the first reporting period that ended after 15 December 2003 to entities considered to be special-purpose entities (“SPEs”). FIN 46R is effective for all other entities no later than the end of the first interim or annual reporting period ending after 15 March 2004. The adoption of the provisions of FIN 46 or FIN 46R relative to SPEs and for entities created after 31 January 2003 did not have a material impact on the Company’s consolidated financial statements. The adoption of the other provisions of FIN 46R did not have a material impact on the Company’s consolidated financial statements.

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force (“EITF”) ratified the provisions of Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which clarifies the definition of other-than-temporary impairment for certain investments accounted for under the cost method. The recognition and measurement guidance in Issue 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after 15 June 2004. For all other investments within the scope of this issue, the disclosure requirements are effective for fiscal years ending after 15 June 2004. The adoption of this issue did not have a material impact on the Company’s consolidated financial statements.

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4.” SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognised as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after 15 June 2005. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

American Jobs Creation Act

In October 2004, the President of the United States signed into law the American Jobs Creation Act (the “Act”). The Act allows for a US federal income tax deduction for a percentage of income earned from certain US production activities. Based on the effective date of the Act, the Company will be eligible for this deduction in the first quarter of fiscal year 2006. Additionally, in December 2004, the FASB issued FASB Staff Position (“FSP”)109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes (“SFAS No. 109”), to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1, which was effective upon issuance, states the deduction under this provision of the Act should be accounted for as a special deduction in accordance with SFAS No 109. The Company is in the process of quantifying the impact this provision of the Act will have on the Company’s consolidated financial statements.

The Act also allows for an 85% dividends received deduction on the repatriation of certain earnings of foreign subsidiaries. In December 2004, the FASB issued FSP 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” FSP 109-2, which was effective upon issuance, allows companies time beyond the financial reporting period of enactment to evaluate the effect of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. Additionally, FSP 109-2 provides guidance regarding the required disclosures surrounding a company’s reinvestment or repatriation of foreign earnings. The Company continues to evaluate this provision of the Act and as such, has not yet quantified the impact this provision will have on the Company’s consolidated financial statements.

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchange of Non-Monetary Assets - An Amendment of ARB Opinion No. 29,” which requires non-monetary asset exchanges to be accounted for at fair value. The Company is required to adopt the provisions of SFAS No. 153 for non-monetary exchanges occurring in fiscal periods beginning after 15 June 2005. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Generally, SFAS No. 123R is similar in approach to SFAS No. 123 and requires that compensation cost relating to share-based payments be recognised in the financial statements based on the fair value of the equity or liability instruments issued. SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after 15 June 2005. In April 2005, the United States Securities and Exchange Commission delayed the effective date of SFAS No. 123R until fiscal years beginning after 15 June 2005. The Company adopted SFAS No. 123 in fiscal year 2003 and does not expect the adoption of SFAS No. 123R to have a material effect on the Company’s consolidated financial statements.

Conditional Asset Retirement Obligations

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations.” FIN 47 clarifies the term “conditional asset retirement obligation” used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” FIN 47 is effective no later than the end of the fiscal year ending after 15 December 2005. The Company is in the process of evaluating whether FIN 47 will result in the recognition of additional asset retirement obligations for the Company.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Cash and Cash Equivalents

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2005	2004

Cash at bank and on hand	$28.6	$24.6
Short-term deposits	84.9	47.7

Total cash and cash equivalents	$113.5	$72.3

Short-term deposits are placed at floating interest rates varying between 2.70% to 2.76% and 0.90% to 1.02% as of 31 March 2005 and 2004, respectively.

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following components:

	31 March
(Millions of US dollars)	2005	2004

Trade receivables	$121.6	$109.9
Other receivables and advances	7.1	9.7
Allowance for doubtful accounts	(1.5)	(1.2)

Total accounts and notes receivable	$127.2	$118.4

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2005	2004

Balance at 1 April	$1.2	$1.0
Charged to expense	0.4	0.9
Costs and deductions	(0.1)	(0.8)
Foreign currency movements	—	0.1

Balance at 31 March	$1.5	$1.2

5. Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2005	2004

Finished goods	$71.1	$76.7
Work-in-process	8.5	6.4
Raw materials and supplies	22.4	22.3
Provision for obsolete finished goods and raw materials	(2.1)	(2.2)

Total inventories	$99.9	$103.2

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Property, Plant and Equipment

Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	in Progress	Total

Balance at 1 April 2003:
Cost	$8.6	$119.8	$444.4	$107.0	$679.8
Accumulated depreciation	—	(20.9)	(138.9)	—	(159.8)

Net book value	8.6	98.9	305.5	107.0	520.0

Changes in net book value:
Capital expenditures	3.5	25.1	89.5	(44.0)	74.1
Retirements and sales	(0.8)	(5.3)	(0.6)	—	(6.7)
Depreciation	—	(4.7)	(31.2)	—	(35.9)
Other movement	—	—	(0.7)	—	(0.7)
Foreign currency translation adjustments	—	—	16.3	—	16.3

Total changes	2.7	15.1	73.3	(44.0)	47.1

Balance at 31 March 2004:
Cost	11.3	135.0	562.8	63.0	772.1
Accumulated depreciation	—	(21.0)	(184.0)	—	(205.0)

Net book value	$11.3	$114.0	$378.8	$63.0	$567.1

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	in Progress	Total

Balance at 1 April 2004:
Cost	$11.3	$135.0	$562.8	$63.0	$772.1
Accumulated depreciation	—	(21.0)	(184.0)	—	(205.0)

Net book value	11.3	114.0	378.8	63.0	567.1

Changes in net book value:
Capital expenditures	0.2	3.2	32.5	117.1	153.0
Retirements and sales	—	—	—	(4.1)	(4.1)
Depreciation	—	(4.5)	(31.8)	—	(36.3)
Other movement	—	—	3.4	—	3.4
Foreign currency translation adjustments	—	—	2.6	—	2.6

Total changes	0.2	(1.3)	6.7	113.0	118.6

Balance at 31 March 2005:
Cost	11.5	131.1	606.6	176.6	925.8
Accumulated depreciation	—	(24.4)	(215.7)	—	(240.1)

Net book value	$11.5	$106.7	$390.9	$176.6	$685.7

Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$5.9 million, US$1.6 million and US$1.7 million for the years ended 31 March 2005, 2004 and 2003, respectively. Depreciation expense for continuing operations was US$36.3 million, US$35.9 million and US$27.2 million for the years ended 31 March 2005, 2004 and 2003, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Intangible Assets

Intangible assets consist of the following components:

(Millions of US dollars)	Goodwill	Other	Total

Balance at 1 April 2004:
Cost	$2.3	$2.1	$4.4
Accumulated amortisation	(0.2)	(1.2)	(1.4)

Net book value	2.1	0.9	3.0

Changes in net book value:
Amortisation	—	—	—
Foreign currency translation adjustments	0.1	—	0.1

Total changes	0.1	—	0.1

Balance at 31 March 2005:
Cost	2.4	2.1	4.5
Accumulated amortisation	(0.2)	(1.2)	(1.4)

Net book value	$2.2	$0.9	$3.1

The Company recorded amortisation expense of nil, US$0.5 million and US$0.2 million for the years ended 31 March 2005, 2004 and 2003, respectively, related to other intangibles.

8. Retirement Plans

The Company sponsors a US retirement plan, the James Hardie Retirement and Profit Sharing Plan, for its employees in the United States and a retirement plan, the James Hardie Australia Superannuation Plan, for its employees in Australia. The US plan is a tax-qualified defined contribution retirement and savings plan covering all US employees subject to certain eligibility requirements and matches employee contributions (subject to limitations) dollar for dollar up to 6% of their salary or base compensation. The James Hardie Australia Superannuation Plan has two types of participants. Participants who joined the plan prior to 1 July 2003 have rights and benefits that are accounted for as a defined benefit plan in the Company’s financial statements while participants who joined the plan subsequent to 1 July 2003 have rights and benefits that are accounted for as a defined contribution plan in the Company’s financial statements. Both of these participant plans are funded based on statutory requirements in Australia. The Company’s expense for its defined contribution plans totalled US$5.2 million, US$3.8 million and US$2.9 million for the years ended 31 March 2005, 2004 and 2003, respectively. Details of the defined benefit participant plan of the James Hardie Australia Superannuation Plan (“Defined Benefit Plan”) are as follows.

The investment strategy/policy of the Defined Benefit Plan is set by the Trustee (Mercer) for each investment option. The strategy includes the selection of a long-term mix of investments (asset classes) that supports the option’s aims.

The aims of the Mercer Growth option, in which the Defined Benefit Plan assets are invested, are:

-	to achieve a rate of return (net of tax and investment expenses) that exceeds inflation (CPI) increases by at least 3% per annum over a moving five year period;

-	to achieve a rate of return (net of tax and investment expenses) above the median result for the Mercer Pooled Fund Survey over a rolling three year period; and

-	over shorter periods, outperform the notional return of the benchmark mix of investments.

The assets are invested by appointing professional investment managers and/or from time to time investing in a range of investment vehicles offered by professional investment managers.

Investment managers may utilise derivatives in managing investment portfolios for the Trustee. However, the Trustee doesn’t undertake day-to-day management of derivative instruments. Derivatives may be used, among other things, to manage risk (e.g., for currency hedging). Losses from derivatives can occur (e.g., due to stock market movements). The Trustee seeks to manage risk by placing limits on the extent of derivative use in any relevant Investment Management Agreements between the Trustee and investment managers. The Trustee also considers the risks and the controls set out in the managers’ Risk Management Statements. The targeted ranges of asset allocations are:

Equity securities	40-75%
Debt securities	15-60%
Real Estate	0-20%

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following are the actual asset allocations by asset category for the Defined Benefit Plan:

	Years Ended 31 March
	2005	2004

Equity securities	62.5%	61.5%
Debt securities	30.3%	30.1%
Real Estate	7.2%	8.4%

Total	100.0%	100.0%

The following are the components of net periodic pension cost for the Defined Benefit Plan:

	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

Service cost	$2.5	$2.9	$2.7
Interest cost	2.5	2.9	2.9
Expected return on plan assets	(3.2)	(3.6)	(3.2)
Amortisation of unrecognised transition asset	—	(0.9)	(0.8)
Amortisation of prior service costs	0.1	0.1	—
Recognised net actuarial loss	0.4	0.4	0.7

Net periodic pension cost	2.3	1.8	2.3
Settlement loss	5.3	—	—

Net pension cost	$7.6	$1.8	$2.3

The settlement loss in fiscal year 2005 relates to lump sum payments made to terminated participants of the Defined Benefit Plan and is included in other operating expense in the consolidated statement of income.

The following are the assumptions used in developing the net periodic benefit cost and projected benefit obligation as of 31 March for the Defined Benefit Plan:

		31 March
	2005	2004	2003

Net Periodic Benefit Cost Assumptions:
Discount rate	6.5%	6.8%	7.0%
Rate of increase in compensation	4.0%	3.5%	3.5%
Expected return on plan assets	6.5%	6.8%	7.0%

Projected Benefit Obligation Assumptions:
Discount rate	6.5%	6.5%	6.8%
Rate of increase in compensation	4.0%	4.0%	3.5%

The discount rate methodology is based on the yield on 10-year high quality investment securities in Australia adjusted to reflect the rates at which pension benefits could be effectively settled. The change in the discount rate used on the projected benefit obligation from 2003 to 2004 is a direct result of the change in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The increase in the rate of increase in compensation under the projected benefit obligation assumption from 2003 to 2004 reflects an increase in the expected margin of compensation increases over price inflation. The decrease in the expected return on plan assets from 2004 to 2005 and from 2003 to 2004 is a result of lower expected after-tax rates of return. The expected return on plan assets assumption is determined by weighting the expected long-term return for each asset class by the target/actual allocation of assets to each class. The returns used for each class are net of investment tax and investment fees. Net unrecognised gains and losses are amortised over the average remaining service period of active employees. A market related value of assets is used to determine pension costs with the difference between actual and expected investment return each year recognised over 5 years.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Defined Benefit Plan:

	Years Ended 31 March
(Millions of US dollars)	2005	2004

Changes in benefit obligation:
Benefit obligation at 1 April	$40.7	$38.5
Service cost	2.5	2.9
Interest cost	2.5	2.9
Plan participants’ contributions	0.9	0.3
Actuarial loss (gain)	2.0	(1.5)
Benefits paid	(11.4)	(11.8)
Foreign currency translation	0.4	9.4

Benefit obligation at 31 March	$37.6	$40.7

Changes in plan assets:
Fair value of plan assets at 1 April	$41.2	$37.7
Actual return on plan assets	4.7	3.0
Employer contributions	1.8	2.8
Participant contributions	0.9	0.3
Benefits paid	(11.4)	(11.8)
Foreign currency translation	0.5	9.2

Fair value of plan assets at 31 March	$37.7	$41.2

Funded status	$0.1	$0.5
Unamortised prior service cost	—	0.1
Unrecognised actuarial loss	8.3	13.5

Net asset	$8.4	$14.1

The following table provides further details of the Defined Benefit Plan:

	Years Ended 31 March
(Millions of US dollars)	2005	2004

Projected benefit obligation	$37.6	$40.7
Accumulated benefit obligation	37.6	40.6
Fair market value of plan assets	37.7	41.2

The Defined Benefit Plan measurement date is 31 March 2005. The Company expects to make contributions to the Defined Benefit Plan of approximately US$1.8 million during fiscal year 2006.

The following are the expected Defined Benefit Plan benefits to be paid in each of the following ten fiscal years:

(Millions of US dollars)

Years Ending 31 March:
2006	$2.5
2007	2.6
2008	2.3
2009	2.3
2010	2.4
2011 - 2015	12.0

Estimated future benefit payments	$24.1

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2005	2004

Trade creditors	$65.3	$54.7
Other creditors and accruals	28.7	23.8

Total accounts payable and accrued liabilities	$94.0	$78.5

10. Short and Long-Term Debt

Long-term debt consists of the following components:

	31 March
(Millions of US dollars)	2005	2004

US$ noncollateralised notes - current portion	$25.7	$17.6
US$ noncollateralised notes - long-term portion	121.7	147.4

Total debt at 7.12% average rate	$147.4	$165.0

The US$ non-collateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of US$165.0 million. Principal repayments are due in seven installments that commenced on 5 November 2004 and end on 5 November 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable 5 May and 5 November each year. The first tranche of US$17.6 million was repaid in November 2004.

At 31 March 2005, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of US dollars)

Years Ending 31 March:
2006	$25.7
2007	27.1
2008	8.1
2009	46.2
2010	—
Thereafter	40.3

Total	$147.4

The Company has a short-term US$ line of credit which provides for maximum borrowings and foreign exchange facilities of US$15.0 million. At 31 March 2005, the Company had drawn down US$11.9 million on this line of credit. The line of credit can be repaid and redrawn until maturity in April and December 2005 (US$ 7.5 million on each date). Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria (“TAB”) rate plus a margin and is payable at the end of each draw-down period. At 31 March 2005 and 2004, the weighted average interest rate on outstanding borrowings under this facility was 3.52% and 3.24%, respectively.

The Company has an A$ denominated non-collateralised revolving loan facility, which can be repaid and redrawn until maturity in November 2006 and provides for maximum borrowings of A$200.0 million (US$154.5 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year ended 31 March 2005, the Company paid US$0.5 million in commitment fees. At 31 March 2005, there was US$154.5 million available under this revolving loan facility.

The Company has short-term non-collateralised stand-by loan facilities which provide for maximum borrowings of US$132.5 million. At 31 March 2005, five out of six facilities or US$117.5 million had a maturity date of 30 April 2005 and the sixth facility or US$15.0 million had a maturity date of 30 October 2005. At 31 March 2005, the Company had not drawn down any of these facilities. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. During the year ended 31 March 2005, the Company paid US$0.3 million in commitment fees.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Historically, the Company has sought to renew its lines of credit, revolving loan and stand-by loan facilities each year under substantially the same terms and conditions. The Company is currently in negotiations with a number of banks to refinance all of its debt in a manner that provides the Company with the same amount of liquidity. However, in light of the events resulting from the Special Commission of Inquiry (see Note 13), the Company may not be able to refinance its debt facilities by the time they expire or at all. The Company may not be able to enter into new debt financing agreements on terms that provide the same level of liquidity as its current debt structure provides. Also, the company may have to agree to other terms that could increase the cost of having these debt facilities in place.

Subsequent to 31 March 2005, US$117.5 million of the US$ stand-by loan facilities are not available to the Company during refinancing negotiations. Also, the short-term US$ line of credit that matured in April 2005 was renewed through March 2006.

As a consequence of the completion of the sale of the Gypsum business on 25 April 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements totalling US$225.0 million. Effective 23 December 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of the Gypsum business. In connection with such amendment, the Company prepaid US$60.0 million in principal amount of notes. As a result of the early retirement, the Company incurred a US$9.9 million make-whole payment charge. The make-whole payment was charged to interest expense during the year ended 31 March 2003.

At 31 March 2005, management believes that the Company was in compliance with all restrictive covenants contained in the non-collateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes and has limits on how much it can spend on an annual basis in relation to asbestos payments to either Amaca Pty Ltd (formerly James Hardie & Coy Pty Ltd) (“Amaca”), Amaba Pty Ltd (formerly Jsekarb Pty Ltd) (“Amaba”) or ABN 60 Pty Ltd (“ABN 60”).

11. Non-Current Other Liabilities

Non-current other liabilities consist of the following components:

	31 March
(Millions of US dollars)	2005	2004

Non-current other liabilities:
Employee entitlements	$5.3	$13.5
Product liability	4.7	5.6
Other	51.7	63.2

Total non-current other liabilities	$61.7	$82.3

12. Product Warranties

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the “Settlement Agreement”) related to its previous roofing product, which is no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with its previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. Consequently, the Company recorded a pre-tax charge of US$12.6 million in fiscal year 2002 comprised of US$11.5 million to cover the estimated cost of the settlement and the estimated cost of any other pending claims or lawsuits remaining which are not covered by the settlement and US$1.1 million of other costs related to the Settlement Agreement. The total amount included in the product warranty provision relating to the Settlement Agreement is US$5.8 million and US$4.7 million as of 31 March 2005 and 2004, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2005	2004

Balance at beginning of period	$12.0	$14.8
Accruals for product warranties	4.3	2.2
Settlements made in cash or in kind	(3.4)	(5.7)
Foreign currency translation adjustments	-	0.7

Balance at end of period	$12.9	$12.0

The “Accruals for product warranties” line item above includes an additional accrual of US$2.0 million for the year ended 31 March 2005 related to the Settlement Agreement. This increase reflects the results of the Company’s most recent estimate of its total exposure. The “Settlements made in cash or in kind” line item above includes settlements related to the Settlement Agreement of US$0.9 million and US$4.4 million for the years ended 31 March 2005 and 2004, respectively.

13. Commitments and Contingencies

Claims Against Former Subsidiaries

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60

In February 2001, ABN 60, formerly known as James Hardie Industries Limited (“JHIL”), established the Medical Research and Compensation Foundation (the “Foundation”) by gifting A$3.0 million (US$1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.

The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from 16 February 2001, has not owned, or controlled (directly or indirectly) the activities of Amaca or Amaba. In particular, the trustees of the Foundation are responsible for the effective management of claims against Amaca and Amaba, and for the investment of Amaca’s and Amaba’s assets. Other than the offers to provide interim funding to the Foundation and the indemnity to the directors of ABN 60 referred to later in this footnote, the Company has no commitment to or interest in the Foundation, Amaca or Amaba, and it has no right to dividends or capital distributions made by the Foundation.

On 31 March 2003, the Company transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure that ABN 60 meets payment obligations to the Foundation owed under the terms of a deed of covenant and indemnity described below. Following the establishment of the ABN 60 Foundation, the Company no longer owned any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. The Company does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. Because Amaca, Amaba and ABN 60 are no longer a part of the Company, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company’s consolidated financial statements at 31 March 2005 and 2004.

It is possible that the Company could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that are or may be filed against Amaca, Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits may be restricted or removed by legislation which the New South Wales (“NSW”) Government has agreed to contemplate following the Company’s entry into a Heads of Agreement, also described further below. Although it is difficult to predict the incidence or outcome of future litigation, the Company believes that, in the absence of governmental action introducing legislation or a change in jurisprudence as previously adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the risk that such suits could be successfully asserted against the Company is not probable and estimable at this time. This belief is based in part on the fact that, following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation: none of those companies are part of the Company; the separateness of corporate entities under Australian law; the limited circumstances where “piercing the corporate veil” might occur under Australian and Dutch law; there is no equivalent under Australian common law of the US legal doctrine of “successor liability,” and because JHI NV has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor’s liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by those transfers of Amaca, Amaba and ABN 60 or the restructure of the Company in 2001 or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company’s business, results of operations or financial condition.

During the year ended 31 March 2005, James Hardie has not been a party to any material asbestos litigation and has not made any settlement payments in relation to such litigation.

Special Commission of Inquiry

On 29 October 2003, the Foundation issued a press release stating that its “most recent actuarial analysis estimates that the compensation bill for the organisation could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years.” In February 2004, the NSW Government established a Special Commission of Inquiry (“SCI”) to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60 and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.

On 14 July 2004, following the receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries Pty Ltd (“KPMG Actuaries”), the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements: speedy, fair and equitable compensation for all existing and future claimants; objective criteria to reduce superimposed (judicial) inflation; contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the Company) as to the ultimate amount of their contributions; significant reductions in legal costs through reduced and more abbreviated litigation; and limitation of legal avenues outside of the scheme. The submission stated that the proposal was made without any admission of liability or prejudice to the Company’s rights or defences.

The SCI finished taking evidence on 13 August 2004 and issued its report on 21 September 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective, that any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), and that no significant liabilities for those claims could likely be assessed directly against the Company.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In relation to the assertions by the Foundation concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made certain adverse findings against Mr Macdonald (former CEO) and Mr Shafron (former CFO), it did not find that their conduct caused any material loss to the Foundation or the asbestos claimants which would create a cause of action against, and therefore a material liability of the Company or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors, and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of 30 June 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States. As of 30 June 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion (US$2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.

In relation to the Company’s statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.

The SCI’s findings are not binding and a court consideration of the issues presented could lead to one or more different conclusions.

The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Australian Council of Trade Unions (“ACTU”), UnionsNSW (formerly known as the Labour Council of New South Wales), and a representative of the asbestos claimants (together, the “Representatives”). Without any discussion with the Company, the statutory scheme that the Company proposed on 14 July 2004 was not accepted by the Representatives.

The Company believes that, except to the extent that it agrees otherwise as a result of these discussions with the NSW Government and as discussed later in this footnote under the subheading Interim Funding and ABN 60 Indemnity, under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.

It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company’s products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company’s approach to the discussions with the NSW Government or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company’s shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company’s financial position, results of operations and cash flows.

On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would “wind back James Hardie’s corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares.” The announcement said that “the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company.” On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, “MINCO”) had unanimously agreed “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie” and if “the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform.” The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and US courts are not required, but that the Australian Government has been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If negotiations do not lead to an acceptable conclusion, the Company is aware of suggestions of legislative intervention, but has no detailed information as to the content of any such legislation.

Heads of Agreement

On 21 December 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which is expected to form the basis of a proposed binding agreement (the “Principal Agreement”) to establish and fund a special purpose fund (the “SPF”) to provide funding on a long-term basis for asbestos-related injury and death claims (the “Claims”) against Amaca, Amaba, and ABN 60 (the “Liable Entities”).

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The principles set out in the Heads of Agreement include:

-	the establishment of the SPF to compensate asbestos claimants;

-	initial funding of the SPF by the Company on the basis of a November 2004 KPMG report (which provided a net present value central estimate of A$1.536 billion (US$1.03 billion) for all present and future claims at 30 June 2004). The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG was approximately A$3.586 billion (US$2.471 billion). At 21 December 2004, the initial funding for the first three years was expected to be A$239 million (based on KPMG’s estimate of liabilities as of 30 June 2004) less the assets to be contributed by the Foundation which were expected to be approximately A$125 million. The actuarial assessment is to be updated annually;

-	a two year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, to be revised annually;

-	a cap on the annual payments made by the Company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with US GAAP) for the immediately preceding year, with provisions for the percentage to decline over time depending upon the Company’s financial performance and claims outlook; and

-	no cap on individual payments to Claimants.

The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie Group and to its present and past directors, officers and employees from all civil liabilities (if any) incurred prior to the date of the Principal Agreement in relation to the events and transactions examined by the SCI. These releases will take the form of legislation to be passed by the NSW Parliament and other state and territory parliaments in Australia (and the Commonwealth Parliament) will be approached by the Company and the NSW Government to pass similar legislation.

As noted above, the NSW Government conducted a review of legal and administrative costs in dust diseases compensation in New South Wales. The purpose of this review was primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims in New South Wales. The NSW Government announced its findings on 8 March 2005. The draft legislation and regulations for public comment were released on 12 April 2005 for comment and the closing date for responses of 26 April 2005. The bill containing the proposed legislation was introduced into NSW Parliament on 5 May 2005, and is due to be debated in the week commencing 23 May 2005. The timing of passing and commencement of this potential legislation remains uncertain.

As part of the discussions surrounding the Principal Agreement, the Company is examining all relevant options in relation to the establishment of the SPF referred to above, including the possibility of reacquiring all of the share capital of Amaca, Amaba and/or ABN 60.

The Principal Agreement will be subject to a number of conditions precedent, including the delivery of an independent expert’s report and approval by the Company’s board of directors, shareholders and lenders. Once executed, the Principal Agreement will be a legally binding agreement.

The parties have announced their intention to execute the Principal Agreement, depending on the timing of the resolution of certain of the conditions precedent in late June 2005. The parties believe that the agreement will become effective in August or September 2005, although the timing remains uncertain depending upon the status of the various conditions that need to be satisfied.

If an agreement is reached with the NSW Government and approved by the Company’s board of directors, lenders and shareholders, the Company may be required to make a substantial provision in its financial statements at a later date, and it is possible that the Company may need to seek additional borrowing facilities. If the terms of a future resolution involve the Company making payments, either on an annual or other basis, pursuant to the Principal Agreement, James Hardie’s financial position, results of operations and cash flows could be materially adversely affected and its ability to pay dividends could be reduced or otherwise impaired.

Updated Actuarial Study; Claims Estimate

The Company commissioned updated actuarial studies of potential asbestos-related liabilities as of 30 June 2004 and 31 March 2005. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Liable Entities was approximately A$1.536 billion (US$1.059 billion) and A$1.685 billion (US$1.302 billion) as of 30 June 2004 and 31 March 2005, respectively. The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.586 billion (US$2.471 billion) and A$3.604 billion (US$2.784 billion) as of 30 June 2004 and 31 March 2005, respectively. Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts; and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the actual liability amount could differ materially from that currently projected.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different than the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could fall in a range of A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) and A$1.1 billion to A$2.6 billion (undiscounted estimates of A$2.0 billion to A$5.9 billion) as of 30 June 2004 and 31 March 2005, respectively. It should be noted that the actual cost of the liabilities could fall outside of that range depending on the out-turn of actual experience relative to the assumptions made.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Liable Entities as the claim settlement is borne by other (non-Liable Entities) asbestos defendants who are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the Company signs the Principal Agreement and it is approved by all of the necessary parties, including the board of directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of 31 March 2005, KPMG Actuaries’ undiscounted central estimate of asbestos-related liabilities was A$3.604 billion. This undiscounted central estimate is net of expected insurance recoveries of A$453.0 million after making a general credit risk allowance for bad debt of insurance carriers and an allowance for A$49.8 million of “by claim” or subrogation recoveries from other third parties.

Currently, the timing of any potential payments is uncertain because the Company has not yet reached agreement with the NSW Government and the conditions precedent to any agreement that may be reached have not been satisfied. In addition, the Company has not yet incurred any settlement costs because the Foundation continues to meet all claims of the Liable Entities. The Company is currently unable to estimate the expected cost of administering and litigating the claims under the potential agreement with the NSW Government because this is highly contingent upon the final outcome of the NSW Government’s review of legal and administrative costs.

Accordingly, the Company has not established a provision for asbestos-related liabilities as of 31 March 2005 because at this time it is not probable and estimable in accordance with SFAS No. 5, “Accounting for Contingencies.”

Claims Data

The following table, provided by KPMG Actuaries, shows the number of claims pending as of 31 March 2005 and 2004.

	31 March
	2005	2004

Australia	712	687
New Zealand	—	—
Unknown-Court Not Identified (1)	36	51
USA	1	5

(1) The “Unknown – Court Not Identified” designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of “unknown” claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended 31 March 2005, 2004 and 2003, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

	Australia
	Years Ended 31 March
	2005	2004	2003

Number of claims filed	489	379	402
Number of claims dismissed	62	119	29
Number of claims settled or otherwise resolved	402	316	231
Average settlement amount per claim	A$157,594	A$167,450	A$204,194

	New Zealand
	Years Ended 31 March
	2005	2004	2003

Number of claims filed	—	—	—
Number of claims dismissed	—	—	2
Number of claims settled or otherwise resolved	—	—	1
Average settlement amount per claim	—	—	A$2,000

	Unknown - Court Not Identified
	Years Ended 31 March
	2005	2004	2003

Number of claims filed	7	1	7
Number of claims dismissed	20	15	—
Number of claims settled or otherwise resolved	2	—	3
Average settlement amount per claim	A$47,000	—	A$37,090

	USA
	Years Ended 31 March
	2005	2004	2003

Number of claims filed	—	—	—
Number of claims dismissed	3	1	—
Number of claims settled or otherwise resolved	1	—	—
Average settlement amount per claim	A$228,293	—	—

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

	As of 31 March
	2005	2004	2003	2002	2001

Number of open claims at beginning of year	743	814	671	569	507
Number of new claims	496	380	409	375	284
Number of closed claims	490	451	266	273	222
Number of open claims at year-end	749	743	814	671	569
Average settlement amount
per settled claim	A$157,223	A$167,450	A$201,200	A$197,941	A$179,629
Average settlement amount per case closed	A$129,949	A$117,327	A$177,752	A$125,435	A$128,653

JAMES HARDIE INDUSRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time it left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group neither JHI NV nor any current subsidiary of JHI NV has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which (as described above) has not been a member of the James Hardie Group since March 2003.

On 15 April 2005, the Company announced that it had extended the coverage of the SPF to permit members of the Baryugil community in Australia to receive compensation funding from the SPF for proven and valid claims against a former subsidiary, Asbestos Mines Pty Ltd (“Asbestos Mines”). The Company has no current right to access any claims information in relation to claims against Asbestos Mines. The Company’s proposal to provide funding with respect to claims against Asbestos Mines is not limited to the time period to which the claim arose — including the period after the former subsidiary was sold by James Hardie.

The Company’s recently announced offer to provide funding to the SPF for use in meeting proven claims against Asbestos Mines will be implemented subject to the same or similar conditions applicable to funding provided to the SPF for use in meeting proven claims from Amaca, Amaba and ABN 60, including that information in relation to the proven claims is provided to the Company. Asbestos Mines has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd, which was subsequently renamed Mineral Commodities Ltd. From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Except as described below, the Company has not had access to any information regarding claims or the decisions taken by the Foundation in relation to them.

On 26 October 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. The Company is seeking to obtain similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the “Approved Actuary”). The terms of such access are not yet settled. The Company’s future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and will not obtain any right under the Principal Agreement) to audit or otherwise itself independently verify such information as the methodologies to be adopted by the Approved Actuary. As a result of the above, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information to be disclosed.

SCI and Other Related Expenses

The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

Year Ended
31 March
(Millions of US dollars)	2005

SCI	$6.8
Internal investigation	4.9
ASIC investigation	1.2
Severance and consulting	6.0
Resolution advisory fees	6.4
Funding advice and other	2.8

Total SCI and other related expenses	$28.1

Internal investigation costs relate to an internal investigation conducted by independent legal advisors to investigate the impact on the financial statements of allegations raised during the SCI and in order to assist in completion of the preparation and filing of the Company’s Form 20-F in the United States for the year ended 31 March 2004.

Australian Securities and Investments Commission Investigation

The Australian Securities and Investments Commission (“ASIC”) has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company, various directors and officers of the Company and on certain of its advisers and auditors at the time of the separation and restructure transactions described above. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

To assist ASIC’s investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the Company may be reimbursed in whole or in part under directors’ and officers’ insurance policies maintained by the Company.

Severance Agreements

On 20 October 2004, Mr Peter Shafron resigned from the Company and on 21 October 2004, Mr Peter Macdonald resigned from the Company. In connection with these resignations, the Company incurred severance costs of US$8.9 million in the period ended 31 March 2005. These costs comprised US$6.0 million of additional expense and US$2.9 million of previously existing accruals.

Interim Funding and ABN 60 Indemnity

The Company has undertaken a number of initiatives to seek to ensure that payment of asbestos-related Claims by the Foundation is not interrupted due to insolvency of Amaba or Amaca prior to the Company’s entry into the Principal Agreement. The initiatives are described further below. The Company believes that the Foundation is unlikely to need to avail itself of the financial assistance which has been offered by the Company, on the basis that on 3 December 2004 and in part as a result of the initiatives undertaken by the Company, the Foundation received a payment of approximately A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.

The Company facilitated the payment of such funds by granting an indemnity (under a separate deed on indemnity) to the directors of ABN 60, which it announced on 16 November 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity. The Company did not make any payments in relation to this indemnity during the year ended 31 March 2005.

Additionally, on 16 November 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice, that claims against the Foundation should not exceed the funds which are available to the Foundation (particularly in the light of its receipt of the A$88.5 million described above) or which are expected to become available to the Foundation during the period of the interim funding proposal.

On 31 March 2005, the Company renewed its commitment to assist the Foundation to provide interim funding, if necessary, prior to the Principal Agreement being finalised in accordance with the updated timetable announced at that date and described above.

The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal. The Company has not made any payments in relation to this offer.

With regard to the ABN 60 indemnity, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could be required to be paid. The Company believes, however, that the expected value of any potential future payments resulting from the ABN 60 indemnity is zero and that the likelihood of any payment being required under this indemnity is remote.

Financial Position of the Foundation

On the basis of the current cash and financial position of the Foundation’s subsidiaries (Amaca and Amaba) and following the Company’s entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the Foundation’s subsidiaries, were dismissed with their consent.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company believes that future legal costs related to the Company’s negotiations toward a Principal Agreement are reasonably possible, but the amount of such costs cannot be estimated at this time. The Company does not expect any additional legal costs to be incurred in connection with the SCI.

Gypsum Business

Under the terms of the Company’s agreement to sell its Gypsum business to BPB US Holdings, Inc., the Company agreed to customary indemnification obligations related to its representations and warranties in the agreement. The Company’s indemnification obligation generally extends for two years from the closing date of 25 April 2002 and arises only if claims exceed US$5 million in the aggregate and is limited to US$100 million in the aggregate. This obligation expired 25 April 2004. In addition, the Company agreed to indemnify BPB US Holdings, Inc. for any future liabilities arising from asbestos-related injuries to persons or property. Although the Company is not aware of any asbestos-related claims arising from the Gypsum business, nor circumstances that would give rise to such claims, under the sale agreement, the Company’s obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed US$5 million in the aggregate, is limited to US$250 million in the aggregate and will continue for 30 years after the closing date of the sale of the Gypsum business.

Pursuant to the terms of the Company’s agreement to sell its Gypsum business, the Company also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in Washington state so long as notice of a claim is given within 10 years of closing. The Company’s indemnification obligations are subject to a US$34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987, prior to the Company’s ownership, due to the presence of metals in the groundwater. Because the Company believes the metals found emanated from an offsite source, the Company does not believe it is liable for, and has not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2005:

(Millions of US dollars)

Years Ending 31 March:
2006	$11.7
2007	10.8
2008	10.6
2009	9.7
2010	9.7
Thereafter	81.3

Total	$133.8

Rental expense amounted to US$9.1 million, US$8.1 million and US$9.0 million for the years ended 31 March 2005, 2004 and 2003, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$50.2 million at 31 March 2005.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes

The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The income tax expense for continuing operations consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

Income from continuing operations before income taxes:
Domestic [1]	$90.5	$103.5	$38.6
Foreign	99.3	62.2	71.0

Income from continuing operations before income taxes:	$189.8	$165.7	$109.6

Income tax (expense) benefit:
Current:
Domestic [1]	(14.1)	(6.7)	(7.0)
Foreign	(37.1)	(20.4)	1.3

Current income tax expense	(51.2)	(27.1)	(5.7)

Deferred:
Domestic [1]	5.0	(3.9)	0.1
Foreign	(15.7)	(9.4)	(20.5)

Deferred income tax expense	(10.7)	(13.3)	(20.4)

Total income tax expense for continuing operations	$(61.9)	$(40.4)	$(26.1)

[1]	Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

The income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. The income tax expense from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

Income tax expense computed at statutory tax rates	$(65.3)	$(60.7)	$(37.2)
US state income taxes, net of the federal benefit	(5.3)	(0.2)	(1.2)
Benefit from Dutch financial risk reserve regime	18.1	24.8	11.9
Expenses not deductible	(2.3)	(2.5)	(4.7)
Non-assessable items	—	1.3	—
Losses not available for carryforward	(2.4)	—	(1.4)
Taxes related to 2001 Reorganisation	—	—	3.5
Net operating losses brought back to account	—	—	13.0
Increase in reserves	(3.7)	—	(10.0)
Result of tax audits	—	(3.9)	—
Other items	(1.0)	0.8	—

Total income tax expense	$(61.9)	$(40.4)	$(26.1)

Effective tax rate	32.6%	24.4%	23.8%

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2005	2004

Deferred tax assets:
Provisions and accruals	$29.0	$18.3
Net operating loss carryforwards	12.8	14.6
Capital loss carryforwards	33.7	33.2
Prepaid interest	—	16.6
Taxes on intellectual property transfer	7.5	8.7
Other	—	0.3

Total deferred tax assets	83.0	91.7
Valuation allowance	(38.1)	(37.7)

Total deferred tax assets net of valuation allowance	44.9	54.0

Deferred tax liabilities:
Property, plant and equipment	(86.9)	(76.3)
Prepaid pension cost	(2.5)	(4.2)
Foreign currency movements	2.8	(1.1)
Prepayments	2.5	—
Other	—	(0.9)

Total deferred tax liabilities	(84.1)	(82.5)

Total deferred taxes, net	$(39.2)	$(28.5)

Under SFAS No. 109, “Accounting for Income Taxes,” the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by US$0.4 million during the year primarily due to foreign currency movements.

At 31 March 2005, the Company had Australian tax loss carryforwards of approximately US$30.6 million that will never expire. During fiscal year 2004, the Company wrote-off US$43.1 million in Australian tax loss carryforwards that are permanently impaired. The Company had previously provided a 100% valuation allowance against these carryforwards.

At 31 March 2005, the Company had US$112.2 million in Australian capital loss carryforwards which will never expire. During fiscal years 2005 and 2004, the Company used US$0.2 million and US$21.4 million of these losses, respectively. During fiscal year 2004, the Company added Australian capital loss carryforwards of approximately US$99.4 million primarily as a result of the Company electing to file its Australian income tax returns as a single consolidated group. At 31 March 2005, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

Under Australian legislation in fiscal year 2003, the Company’s Australian entities have elected to file their Australian income tax returns as a single consolidated group. The election allows the group to recognise value in certain deferred tax assets against which the Company had in prior years established a valuation allowance. Accordingly, the Company released US$13.0 million of valuation allowance during the year ended 31 March 2003.

At 31 March 2005, the undistributed earnings of non-Dutch subsidiaries approximated US$425.0 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability is impracticable to determine at this time.

Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by the Internal Revenue Service (“IRS”) and other taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

The IRS has audited the Company’s U.S. income tax returns for all the years ended through 31 March 2000. The California Franchise Tax Board (“FTB”) audited the Company’s California franchise tax returns for all tax years ended through 31 March 1999 and proposed substantial assessments. The Company settled the audits with the FTB during fiscal year 2005 and also filed amended income tax returns and paid additional tax for the years ended 31 March 2000 through 2003. The Company recorded a US$2.5 million tax benefit to reduce amounts accrued in excess of all amounts paid to the FTB through 31 March 2003.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Tax authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. None of the audits have progressed sufficiently to predict their ultimate outcome. The Company has accrued income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.

The Company currently derives significant tax benefits under the US-Netherlands tax treaty. During fiscal year 2005, this treaty was amended to provide, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits. If the Company is unable to satisfy the requirements for treaty benefits it could significantly increase the Company’s effective tax rate in fiscal year 2006 forward. The Company is in the process of considering changes to its organisational and operational structure to satisfy the requirements of the amended treaty. Accordingly, the Company is planning to implement various reorganisation options to satisfy those requirements to be eligible for benefits under the amended treaty. However, the Company cannot guarantee that it will be successful in implementing these plans, or that the restructured organisation and operations will comply with the new treaty requirements.

15. Discontinued Operations

Building Systems

On 30 May 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of US$1.9 million represented the excess of net proceeds from the sale of US$6.7 million over the net book value of assets sold of US$4.8 million. The proceeds from the sale were comprised of cash of US$5.0 million and a note receivable in the amount of US$1.7 million. As of March 2005, the US$1.7 million note receivable had been collected in full.

Gypsum

On 13 March 2002, the Company announced that it had signed an agreement to sell the Gypsum business to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of US$81.4 million was recorded representing the excess of net proceeds from the sale of US$334.4 million over the net book value of assets sold of US$253.0 million. The sale resulted in income tax expense of US$26.1 million. The proceeds from the sale were comprised of cash of US$345.0 million less selling costs of US$10.6 million.

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer. The transaction was completed on 21 March 2003. A pre-tax gain of US$49.2 million represented the excess of net proceeds from the sale of US$48.4 million less the cost of assets sold of US$0.7 million and the assumption of US$1.5 million in liabilities by the buyer. The sale resulted in income tax expense of US$19.2 million. The proceeds from the sale were comprised of cash of US$50.6 million less selling costs of US$2.2 million.

Building Services

During the year ended 31 March 2003, the Company recorded a loss of US$1.3 million related to its Building Services business which was disposed of in November 1996. The loss consisted of expenses of US$0.8 million and a US$0.5 million write down of an outstanding receivable that was retained as part of the sale.

ABN 60

On 31 March 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation. ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure ABN 60 meets its payment obligations to the Foundation. Following the establishment of the ABN 60 Foundation, JHI NV no longer owns any shares of ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of James Hardie. James Hardie does not control the activities of ABN 60 or ABN 60 Foundation in any way. James Hardie has no economic interest, other than described in Note 13, in ABN 60 or ABN 60 Foundation and has no right to dividends or capital distributions. Apart from the express indemnity for non-asbestos matters provided to ABN 60 and a possible arrangement to fund some or all future claimants for asbestos-related injuries caused by former James Hardie subsidiary companies and to the potential liabilities more fully described in Note 13, the Company does not believe it will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities. As a result of the change in ownership of ABN 60 on 31 March 2003, a loss on disposal of US$0.4 million was recorded by James Hardie at 31 March 2003, representing the liabilities of ABN 60 (to the Foundation) of A$94.6 million (US$57.2 million), the A$94.5 million (US$57.1 million) in cash held on the balance sheet, and costs associated with the establishment and funding of ABN 60 Foundation.

JHI NV has agreed to indemnify ABN 60 Foundation for any non asbestos-related legal claims made on ABN 60. There is no maximum amount of the indemnity and the term of the indemnity is in perpetuity. James Hardie believes that the likelihood of any material non asbestos-related claims occurring is remote. As such, the Company has not recorded a liability for the indemnity. James Hardie has not pledged any assets as collateral for such indemnity.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Amaca, Amaba and ABN 60 have all agreed to indemnify JHI NV and its related corporate entities for past and future asbestos-related liabilities as part of the establishment of the respective foundations. Amaca, Amaba and ABN 60’s obligation to indemnify JHI NV and its related entities includes claims that may arise associated with the manufacturing activities of those companies.

The following are the results of operations of discontinued businesses:

	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

Building Systems
Net sales	$—	$2.9	$20.1
Income before income tax expense	—	0.3	2.8
Income tax expense	—	(0.1)	(0.9)

Net income	—	0.2	1.9

Building Services
Net sales	$—	$—	$—
Loss before income tax benefit	(0.5)	—	—
Income tax benefit	0.2	—	—

Net loss	(0.3)	—	—

Gypsum
Net sales	—	—	18.7
Income before income tax expense	—	—	1.8
Income tax expense	—	—	(0.7)

Net income	—	—	1.1

Total
Net sales	—	2.9	38.8
(Loss) income before income tax benefit (expense)	(0.5)	0.3	4.6
Income tax benefit (expense)	0.2	(0.1)	(1.6)

Net (loss) income	(0.3)	0.2	3.0

(Loss) gain on disposal, net of income taxes	(0.7)	4.1	84.0

(Loss) income from discontinued operations	$(1.0)	$4.3	$87.0

16. Stock-Based Compensation

At 31 March 2005, the Company had the following stock-based compensation plans: three Peter Donald Macdonald Share Option Plans; the Executive Share Purchase Plan; the 2001 Equity Incentive Plan; one Shadow Stock Plan and one Stock Appreciation Rights Plan.

In fiscal year 2003, the Company adopted the fair value provisions of SFAS No. 123, which requires the Company to value stock options issued based upon an option pricing model and recognise this value as compensation expense over the periods in which the options vest (see Note 2).

The Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model. In the table below are the weighted average assumptions and weighted average fair values used for grants in fiscal years 2005, 2004 and 2003:

	Years Ended 31 March
	2005	2004	2003

Dividend yield	1.1%	1.0%	2.9%
Expected volatility	29.1%	26.0%	27.0%
Risk free interest rate	3.2%	2.7%	2.9%
Expected life in years	3.3	3.3	4.6
Weighted average fair value at grant date	A$1.35	A$1.42	A$1.12

Compensation expense arising from stock option grants as determined using the Black-Scholes model was US$3.0 million, US$3.2 million and US$1.9 million for the fiscal years ended 31 March 2005, 2004 and 2003, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan

As a replacement for options previously granted by JHIL on 17 November 1999, Mr Macdonald was granted an option to purchase 1,200,000 shares of the Company’s common stock at an exercise price of A$3.87 per share under the JHI NV Peter Donald Macdonald Share Option Plan. As with the original JHIL option grant, this stock option became fully vested and exercisable on 17 November 2004. The options expired on 20 April 2005, six months after the date of Mr Macdonald’s resignation. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 1,200,000 options were outstanding and exercisable at 31 March 2005. Mr Macdonald exercised all of these options in April 2005.

Peter Donald Macdonald Share Option Plan 2001

As a replacement for options previously granted by JHIL on 12 July 2001, Mr Macdonald was granted an option to purchase 624,000 shares of the Company’s common stock at an exercise price per share equal to A$5.45 under the JHI NV Peter Donald Macdonald Share Option Plan 2001. The replacement options were to become exercisable for 468,000 shares on the first business day on or after 12 July 2004, if JHI NV’s total shareholder returns (“TSR”) (essentially its dividend yield and common stock performance) from 12 July 2001 to that date was at least equal to the median TSR for the companies comprising JHI NV’s peer group, as set out in the plan. In addition, the replacement options were to become exercisable on that same day for an additional 6,240 shares for each one-percent improvement in JHI NV’s TSR ranking above the median total shareholder returns for its peer group (up to a total of 156,000 additional shares). On the first business day of each month from November 2004 until the options expired on 20 April 2005, six months after the date of Mr Macdonald’s resignation, JHI NV’s total shareholder returns were compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively. All 624,000 options were outstanding at 31 March 2005. As the TSR requirement had not been met six months after Mr Macdonald ceased to be employed by JHI NV, all of these options expired in April 2005.

Peter Donald Macdonald Share Option Plan 2002

On 19 July 2002, under the JHI NV Peter Donald Macdonald 2002 Share Option Plan, Mr Macdonald was granted an option to purchase 1,950,000 shares of the Company’s common stock at an exercise price of A$6.30 per share. These options will become exercisable for 1,462,500 shares of JHI NV’s common stock on the first business day on or after 19 July 2005, if JHI NV’s TSR from 19 July 2002 to that date is at least equal to the median TSR for the companies comprising its peer group, which comprises those companies included in the S&P/ASX 200 index excluding the companies listed in the 200 Financials and 200 Property Trust indices. Additionally, for each one-percent improvement in JHI NV’s TSR ranking above the median TSR for its peer group 19,500 shares become exercisable (up to a total of 487,500 additional shares). If any options remain unexercisable on that date because the applicable test for TSR is not satisfied, then on the first business day of each month occurring from that day until 31 October 2005, JHI NV’s TSR will again be compared with that of its peer group to determine if any previously unvested options vest according to the applicable test described above. The vested options will remain exercisable until the tenth anniversary of the issue date, 19 July 2012. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively. All 1,950,000 options were outstanding at 31 March 2005.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Executive Share Purchase Plan

Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan (the “Plan”). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting under the provisions of APB Opinion No. 25 has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123, has been applied to shares granted after 31 March 1995. Accordingly, the Company recorded variable compensation expense of nil, US$0.1 million and nil for the years ended 31 March 2005, 2004 and 2003, respectively. No shares were issued to executives during fiscal years 2005, 2004 and 2003.

2001 Equity Incentive Plan

On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan (the ‘2001 Equity Incentive Plan”) to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

		October
		2001
		Number of
Original Shadow Share Grant	Original Exercise	Options
Date	Price	Granted	Option Expiration Date

November 1999	A$3.82	1,968,544	November 2009
November 2000	A$3.78	3,500,285	November 2010

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company as follows:

		Number of
	Original Exercise	Options
Share Grant Date	Price	Granted	Option Expiration Date

December 2001	A$5.65	4,248,417	December 2011
December 2002	A$6.66	4,037,000	December 2012
December 2003	A$7.05	6,179,583	December 2013
December 2004	A$5.99	5,391,100	December 2014
February 2005	A$6.30	273,000	February 2015

Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. The following table summarises the shares available for grant under this plan:

	Years Ended 31 March
Shares Available for Grant	2005	2004	2003

Shares available at 1 April	27,293,210	32,884,940	35,435,281
Awards granted	(5,664,100)	(6,179,583)	(4,037,000)
Options forfeited	2,711,148	587,853	1,486,659

Shares available at 31 March	24,340,258	27,293,210	32,884,940

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows the movement in all of the Company’s outstanding options:

(In Australian dollars)	2005		2004		2003
		Weighted		Weighted
		Average		Average		Weighted
	Number of	Exercise	Number of	Exercise	Number of	Average
	Shares	Price	Shares	Price	Shares	Exercise Price

Outstanding at 1 April	17,978,707	A$5.72	13,410,024	A$5.20	10,969,562	A$4.54
Granted	5,664,100	6.00	6,179,583	7.05	5,987,000	6.42
Exercised	(803,049)	4.13	(1,023,047)	4.38	(2,059,879)	3.57
Forfeited	(2,711,148)	6.56	(587,853)	5.79	(1,486,659)	4.95

Outstanding at 31 March	20,128,610	A$5.75	17,978,707	A$5.72	13,410,024	A$5.20

Options exercisable at 31 March	7,155,625	A$5.08	3,858,736	A$4.54	1,948,346	A$4.17

(In Australian dollars)	Options Outstanding			Options Exercisable
		Weighted
		Average
		Remaining	Weighted	Number	Weighted
	Number	Contractual	Average	Exercisable	Average
	Outstanding	Life (in	Exercise	at 31 March	Exercise
Range of Exercise Prices	at 31 March 2005	years)	Price	2005	Price

A$3.09	1,114,562	5.6	A$3.09	718,489	A$3.09
3.13	369,598	4.6	3.13	369,598	3.13
3.18	1,200,000	4.6	3.18	1,200,000	3.18
4.76	624,000	6.3	4.76	—	—
5.06	2,153,525	6.7	5.06	2,153,525	5.06
5.71	1,950,000	7.3	5.71	—	—
5.99	5,193,100	9.7	5.99	25,000	5.99
6.30	273,000	9.9	6.30	—	—
6.45	2,696,575	7.7	6.45	1,435,975	6.45
7.05	4,554,250	8.7	7.05	1,253,038	7.05

A$3.09 to A$7.05	20,128,610	7.9	A$5.75	7,155,625	A$5.08

Shadow Stock and Stock Appreciation Rights Plans

The US Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV’s common stock equal to the number of shares of shadow stock issued to employees. The vesting period of this shadow stock plans is five years. The last grant date under the US Shadow Stock Plan was 17 December 2001.

In December 1998, a shadow stock plan for non-US based employees was instituted under similar terms to the US Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was 15 August 2001.

Both the US Shadow Stock Plan and the December 1998 Non-US Based Employees Stock Plan were terminated on 28 February 2005. The value on that day of all the outstanding shares of those plans was paid to the participants.

On 5 December 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. At 31 March 2005, 12,600 shadow stock shares were outstanding. All of these shadow stock shares were cancelled in April 2005.

On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan. This plan provides similar incentives as the 2001 Equity Incentive Plan. All of these stock appreciation rights were outstanding at 31 March 2005 and will vest over three years from date of grant.

All of these plans have been accounted for as stock appreciation rights under SFAS No. 123 and, accordingly, compensation expense of nil, US$2.6 million and US$1.9 million was recognised in fiscal years 2005, 2004 and 2003, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Financial Instruments

Foreign Currency

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At 31 March 2005 and 2004, the Company had not entered into any material contracts to hedge these exposures.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2005 and 2004, there were no material contracts outstanding.

Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of federally insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews of appropriately assessed authority limits.

The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2005 and 2004, total credit exposure arising from forward exchange contracts was not material.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Interest Rates

At 31 March 2005, the Company had US$11.9 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Fair Values

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company’s long-term debt (including current portion of long-term debt):

	31 March
(Millions of US dollars)	2005		2004

			Carrying
	Carrying Value	Fair Value	Value	Fair Value

Long-term debt:
Floating	$—	$—	$—	$-
Fixed	147.4	173.6	165.0	186.8

Total	$147.4	$173.6	$165.0	$186.8

Fair values of long-term debt were determined by reference to the 31 March 2005 and 2004 market values for comparably rated debt instruments.

18. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement products in Chile, the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and fibre cement roofing operations in the United States. The Company’s reportable operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers [1]
	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

USA Fibre Cement	$939.2	$738.6	$599.7
Asia Pacific Fibre Cement	236.1	219.8	174.3
Other Fibre Cement	35.1	23.5	9.6

Worldwide total from continuing operations	$1,210.4	$981.9	$783.6

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Income from Continuing Operations
	Before Income Taxes
	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

USA Fibre Cement [2]	$241.5	$195.6	$155.1
Asia Pacific Fibre Cement [2]	46.8	37.6	27.3
Research and Development [2]	(17.5)	(17.6)	(13.0)
Other Fibre Cement	(11.8)	(15.9)	(10.7)

Segments total	259.0	199.7	158.7
General Corporate [3,4]	(62.8)	(27.5)	(29.9)

Total operating income	196.2	172.2	128.8
Net interest expense [5]	(5.1)	(10.0)	(19.9)
Other (expense) income, net	(1.3)	3.5	0.7

Worldwide total from continuing operations	$189.8	$165.7	$109.6

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2005	2004

USA Fibre Cement	$670.1	$554.9
Asia Pacific Fibre Cement	181.4	175.9
Other Fibre Cement	81.6	74.7

Segments total	933.1	805.5
General Corporate [6]	155.8	165.7

Worldwide total	$1,088.9	$971.2

	Additions to Property,
	Plant and Equipment [7]
	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

USA Fibre Cement	$144.8	$56.2	$81.0
Asia Pacific Fibre Cement	4.1	8.4	6.6
Other Fibre Cement	4.1	9.5	2.5

Segments total	153.0	74.1	90.1
General Corporate	—	—	0.1

Worldwide total	$153.0	$74.1	$90.2

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Depreciation and Amortisation
	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

USA Fibre Cement	$23.1	$25.1	$18.2
Asia Pacific Fibre Cement	10.1	9.7	8.7
Other Fibre Cement	3.1	1.5	0.3

Segments total	36.3	36.3	27.2
General Corporate	—	0.1	0.2
Discontinued operations	—	—	1.3

Worldwide total	$36.3	$36.4	$28.7

Geographic Areas

	Net Sales to Customers [1]
	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

USA	$955.7	$748.9	$605.0
Australia	160.5	154.9	124.7
New Zealand	49.6	40.6	31.6
Other Countries	44.6	37.5	22.3

Worldwide total from continuing operations	$1,210.4	$981.9	$783.6

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2005	2004

USA	$729.2	$609.8
Australia	118.8	119.1
New Zealand	21.4	19.7
Other Countries	63.7	56.9

Segments total	933.1	805.5
General Corporate [6]	155.8	165.7

Worldwide total	$1,088.9	$971.2

[1]	Export sales and inter-segmental sales are not significant.

[2]	Research and development costs of US$7.6 million, US$6.3 million and US$5.3 million in fiscal years 2005, 2004 and 2003, respectively, were expensed in the USA Fibre Cement operating segment. Research and development costs of US$1.9 million, US$2.2 million and US$2.4 million in 2005, 2004 and 2003, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$12.0 million, US$14.1 million and US$10.4 million in fiscal years 2005, 2004 and 2003, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling general and administrative expenses of US$5.5 million, US$3.5 million and US$2.7 million in fiscal years 2005, 2004 and 2003 respectively. Research and development expenditures are expensed as incurred and in total amounted to US$21.6 million, US$22.6 million and US$18.1 million for the years ended 31 March 2005, 2004 and 2003, respectively.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[3]	The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices. Net periodic pension cost related to the Australian Defined Benefit Plan for the Asia Pacific Fibre Cement segment totalling US$2.3 million, US$1.8 million and US$2.3 million in fiscal years 2005, 2004 and 2003, respectively, has been included in the General Corporate segment. Also a settlement loss of US$5.3 million on the Defined Benefit Plan in fiscal year 2005 has been included in the General Corporate segment.

[4]	Includes costs of US$28.1 million for SCI and other related expenses. See Note 13.

[5]	The Company does not report net interest expense for each reportable segment as reportable segments are not held directly accountable for interest expense.

[6]	The Company does not report deferred tax assets and liabilities for each reportable segment as reportable segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

[7]	Additions to property, plant and equipment are calculated on an accrual basis, and therefore differ from property, plant and equipment in the consolidated statements of cash flows.

Concentrations of Risk

The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company’s net sales.

These three customers’ accounts receivable represented 49% and 50% of the Company’s trade accounts receivable at 31 March 2005 and 2004, respectively. The following are net sales generated by these three customers, which are all from the USA Fibre Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2005	2004	2003

Customer A	$131.8	$111.3	$125.1
Customer B	295.4	252.2	211.4
Customer C	131.7	112.9	84.3

Total	$558.9	$476.4	$420.8

Approximately 21% of the Company’s fiscal year 2005 net sales from continuing operations were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Other Comprehensive Loss

The following are the components of total accumulated other comprehensive loss, net of related tax, which is displayed in the consolidated balance sheets:

	31 March
(Millions of US dollars)	2005	2004

Unrealised transition loss on derivative instruments classified as cash flow hedges	$(4.9)	$(4.9)
Accumulated amortisation of unrealised transition loss on derivative instruments	4.4	3.3
Foreign currency translation adjustments	(23.6)	(22.7)

Total accumulated other comprehensive loss	$(24.1)	$(24.3)

In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tonnes per month of pulp, a major commodity used in the manufacture of fibre cement products. The original contract term was effective from 1 September 2000 to 31 August 2005, with settlement payments due each month. On 1 April 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The cumulative effect on 1 April 2001 of adopting this statement was to reduce other comprehensive income, a component of shareholders’ equity, by US$4.9 million. Subsequently, this amount is being amortised over the original term of the pulp contract to cost of goods sold.

On 2 December 2001, the counterparty to this pulp contract filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a US$6.2 million liability and was recorded in other non-current liabilities at 31 March 2002. Also a current payable of US$0.6 million related to the contract was recorded at 31 March 2002. In November 2002, the Company settled its obligation under this contract for a cash payment of US$5.8 million. Accordingly, a gain on settlement of the contract in the amount of US$1.0 million was recorded in other operating income during the fiscal year ended 31 March 2003.

20. Shareholders’ Equity

On 5 November 2003, the Company converted its common stock par value from Euro dollar 0.64 to Euro dollar 0.73. This resulted in an increase in common stock and a decrease in additional paid-in capital of US$48.4 million. Simultaneously, the Company returned capital of Euro dollar 0.1305 per share to shareholders in the amount of US$68.7 million. Effectively, the return of capital decreased the par value of common stock to Euro dollar 0.5995. The Company then converted its common stock par value from Euro dollar 0.5995 to Euro dollar 0.59. This resulted in a decrease in common stock and an increase in additional paid-in capital of US$5.0 million.

On 1 November 2002, the Company converted its common stock par value from Euro 0.50 to Euro 0.85. This resulted in an increase in common stock and a decrease in additional paid-in capital of US$157.9 million. Simultaneously, the Company returned capital to shareholders in the amount of US$94.8 million. Effectively, the return of capital decreased the par value of common stock to Euro 0.64.

21. Related Party Transactions

Directors

The names of persons who were Directors of JHI NV at any time during the financial year will be disclosed in the Directors’ Report in the Annual Report.

Remuneration and Retirement Benefits

Information on remuneration of Directors and Directors’ retirement benefits will be disclosed in the Remuneration Report in the Annual Report.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

JHI NV Directors’ Securities Transactions

The Company’s Directors and their director-related entities held an aggregate of 266,217 ordinary shares and 9,170,726 ordinary shares at 31 March 2005 and 2004, respectively, and 1,189,544 options and 3,782,775 options at 31 March 2005 and 2004, respectively.

Supervisory Board members on 3 December 2004 participated in an allotment of 11,691 shares at A$5.94 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on 19 July 2002. Directors’ allocations were as follows:

Director	Shares Allotted

M Hellicar	2,117
J Barr	1,068
MR Brown	1,068
PS Cameron	2,117
GJ Clark	1,068
MJ Gillfillan	1,068
JRH Loudon	2,117
DG McGauchie	1,068

Total	11,691

The JHI NV dividend paid on 1 July 2004 to Directors and their related entities was on the same terms and conditions that applied to other holders.

Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries

At 31 March 2005 and 2004, loans totalling US$33,204 and US$167,635 respectively were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2005 and 2004, repayments totalling US$18,632 and US$22,693, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal years 2005 and 2004, Directors resigned with loans outstanding totalling US$117,688 and US$26,204, respectively, at the date of their resignation.

Payments Made to Directors and Director Related Entities of the Company’s Subsidiaries During the Year

In August 2004, Chairman Meredith Hellicar was appointed to a role as Chairman of a special committee of the Board of Directors. The special committee was established to oversee the Company’s asbestos matters. In this role, she received a fee of US$45,000 for the year ended 31 March 2005.

Supervisory Board Director GJ Clark is a director of ANZ Banking Group Limited with whom the Company transacts banking business. Supervisory Board Director DG McGauchie is also a director of Telstra Corporation Limited from whom the Company purchases communications services. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.

In February 2004, a subsidiary of the Company entered into a consulting agreement in usual commercial terms and conditions with The Gries Group in respect to professional services. The principal of The Gries Group, James P. Gries, is Mr Louis Gries’ brother. Under the agreement, approximately US$12,000 is paid each month to The Gries Group. The agreement expires in June 2005 and payments of US$157,080 and US$18,423 were made for the year ended 31 March 2005 and 2004, respectively. Mr Louis Gries has no economic interest in The Gries Group.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Payments of US$6,817 and US$13,240 for the years ended 31 March 2005 and 2004, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of a number of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments of US$86,822 and US$111,705 for the years ended 31 March 2005 and 2004, respectively, were made to Pether and Associates Pty Ltd, technical contractors. The late JF Pether was a director of a subsidiary of the Company and was a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$27,634 and US$845 for the years ended 31 March 2005 and 2004, respectively, were made to R Christensen and T Norman who are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$71,849 for the year ended 31 March 2005 were made to M Helyar, R Le Tocq and N Wild who are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$15,488 for the year ended 31 March 2005 were made to Marlee (UK) Ltd. Marlee (UK) Ltd is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$4,730 for the year ended 31 March 2005 were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
Remuneration Disclosures
(Unaudited, not forming part of the Consolidated Financial Statements)

Remuneration of Directors

Income paid or payable, or otherwise made available by the Company and related parties to Directors of the Company in connection with the management of affairs of the Company totalled US$15.1 million and US$11.5 million for the years ended 31 March 2005 and 2004, respectively.

Remuneration for non-executive Directors includes fees for attendance at meetings of the Board of Directors and its subcommittees. Remuneration for the executive Director is determined on the same basis as for other executives as described in below.

Remuneration of Executives

Remuneration received or receivable from the Company by all executives (including Directors) whose remuneration was at least US$100,000 was US$18.5 million and US$13.4 million for the years ended 31 March 2005 and 2004, respectively. Remuneration for each executive includes salary, incentives, superannuation, stock options, retirement and termination payments, motor vehicles, fringe benefits, tax and other benefits.

The number of such executives within the specified bands are as follows:

(US dollars)	31 March
Range starting at:	2005	2004
$320,000	1	—
$340,000	—	—
$370,000	—	2
$430,000	1	1
$440,000	1	—
$460,000	—	1
$480,000	—	—
$530,000	1	2
$620,000	2	—
$630,000	—	1
$660,000	2	1
$710,000	—	—
$770,000	—	—
$850,000	—	1
$930,000	1	1
$1,070,000	—	1
$1,120,000	1	—
$1,140,000	1	—
$1,390,000	—	2
$1,500,000	1	—
$2,030,000	1	—
$3,189,000	—	1
$7,153,000	1	—

	14	14

An executive is defined as the Chief Executive Officer, members of the Group Management Team, General Managers of Business Units and Company Secretaries of JHI NV.

Remuneration is determined on the basis of the cost of the remuneration to the Company, but excludes insurance premiums paid by the Company in respect of directors’ and officers’ liability insurance contracts.

Options and shares issued to executives under the Executive Share Purchase Plan are valued using the Black-Scholes model and the fair value of options granted is included in remuneration.

JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES
Remuneration Disclosures
 (Unaudited, not forming part of the Consolidated Financial Statements)

Remuneration of Auditors

Remuneration to the Company’s auditors for services provided for fiscal years 2005, 2004 and 2003 were as follows:

Audit Fees

The aggregate fees for professional services rendered by our independent auditors during the years ended 31 March 2005, 2004 and 2003 were US$3.1 million, including internal investigation fees of US$1.9 million, US$1.2 million and US$1.1 million, respectively. Professional services include the audit of the Company’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings.

Audit Related Fees

The aggregate fees billed for assurance and related services rendered by its independent auditors during the years ended 31 March 2005, 2004 and 2003 were US$0.2 million, US$0.1 million and US$0.6 million, respectively.

Tax Fees

The aggregate fees billed for tax compliance, tax advice and tax planning services rendered by its independent auditors during the years ended 31 March 2005, 2004 and 2003 were US$4.2 million, US$3.5 million and US$3.4 million, respectively.

All Other Fees

In addition to the fees described above, the Company incurred minor fees from its independent auditors related to the purchase and use of software.

JAMES HARDIE INDUSTRIES N.V AND SUBSIDIARIES

Selected Quarterly Financial Data (Unaudited, not forming part of the consolidated financial statements)

The information furnished in the selected quarterly financial data for the years ended 31 March 2005 and 2004 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended 31 March 2005				Year Ended 31 March 2004
	By Quarter				By Quarter
(Millions of US dollars)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$306.1	$300.9	$287.0	$316.4	$241.5	$251.6	$237.5	$251.3
Cost of goods sold	(194.8)	(203.8)	(190.3)	(195.1)	(152.2)	(159.2)	(150.0)	(161.6)

Gross profit	111.3	97.1	96.7	121.3	89.3	92.4	87.5	89.7

Operating income	58.3	40.0	33.3	64.6	48.3	47.9	41.2	34.8
Interest expense	(2.8)	(1.9)	(1.3)	(1.3)	(2.5)	(2.8)	(3.0)	(2.9)
Interest income	0.3	0.6	0.6	0.7	0.2	0.4	0.2	0.4
Other (expense) income, net	0.0	(1.9)	0.4	0.2	—	(3.3)	(0.1)	6.9

Income from continuing operations before income taxes	55.8	36.8	33.0	64.2	46.0	42.2	38.3	39.2
Income tax expense	(18.7)	(12.1)	(13.2)	(17.9)	(13.1)	(9.4)	(10.0)	(7.9)

Income from continuing operations	37.1	24.7	19.8	46.3	32.9	32.8	28.3	31.3

Discontinued operations:
(Loss) income from discontinued operations net of income tax	—	—	(0.3)	—	0.2	—	—	—
(Loss) gain on disposal of discontinued operations net of income tax	(0.8)	0.1	—	(0.0)	1.6	—	1.8	0.7

(Loss) income from discontinued operations	(0.8)	0.1	(0.3)	(0.0)	1.8	—	1.8	0.7

Net income	$36.3	$24.8	$19.5	$46.3	$34.7	$32.8	$30.1	$32.0

GROUP STATISTICS
(Unaudited, not forming part of the Consolidated Financial Statements)

(Millions of US dollars)	2005	2004	2003	2002	2001

Profit and Loss Account
Net Sales
USA Fibre Cement	$939.2	$738.6	$599.7	$444.8	$373.0
Asia Pacific Fibre Cement	236.1	219.8	174.3	141.7	152.0
Other Fibre Cement	35.1	23.5	9.6	4.2	—

Segment total	1,210.4	981.9	783.6	590.7	525.0
General Corporate	—	—	—	1.0	1.3

Worldwide total	$1,210.4	$981.9	$783.6	$591.7	$526.3

Operating Income
USA Fibre Cement	$241.5	$195.6	$155.1	$85.8	$73.5
Asia Pacific Fibre Cement	46.8	37.6	27.3	20.9	3.6
Research and Development	(17.5)	(17.6)	(13.0)	(10.0)	(6.5)
Other Fibre Cement	(11.8)	(15.9)	(10.7)	(8.9)	(3.7)
Eliminate intercompany transactions	—	—	—	—	1.7

Segments total	259.0	199.7	158.7	87.8	68.6
General Corporate	(62.8)	(27.5)	(29.9)	(41.0)	(28.1)

Total operating income	196.2	172.2	128.8	46.8	40.5
Net interest expense	(5.1)	(10.0)	(19.9)	(16.0)	(13.2)
Other income (expense), net	(1.3)	3.5	0.7	(0.4)	1.6

Income from continuing operations before income taxes	189.8	165.7	109.6	30.4	28.9
Income tax (expense) benefit	(61.9)	(40.4)	(26.1)	(3.1)	0.6

Income from continuing operations	$127.9	$125.3	$83.5	$27.3	$29.5

Dividends paid	$13.7	$22.9	$34.3	$20.3	$43.0

Balance Sheet
Net current assets	$180.2	$195.9	$159.4	$115.1	$84.9
Total assets	1,088.9	971.2	851.8	968.0	969.0
Long-term debt [1]	147.4	165.0	165.0	325.0	357.3
Shareholders’ equity	$624.7	$504.7	$434.7	$370.7	$281.1

Other Statistics
Number of employees:
USA Fibre Cement	1,872	1,722	1,500	1,177	1,140
Asia Pacific Fibre Cement	892	955	931	977	1,109
Research and Development	131	117	107	51	58
Other Fibre Cement	189	245	283	109	87
Corporate	38	34	34	34	57

Total from continuing operations	3,122	3,073	2,855	2,348	2,451

Number of shareholders	17,347	22,600	21,688	22,259	21,484
Weighted average number of common shares outstanding:
Basic	458.9	458.1	456.7	438.4	409.6
Diluted	461.0	461.4	459.4	440.4	409.6
Capital expenditures [2]	153.0	74.1	90.2	50.8	114.7
Depreciation and amortisation [3]	36.3	36.4	27.4	23.5	20.6
Dividends paid per share [4]	3.0 ¢	5.0 ¢	7.5 ¢	4.6 ¢	10.4 ¢
Return of capital per share [5]	—	15.0 ¢	20.0 ¢	5.0 ¢	—
Basic earnings per share – continuing operations [6]	27.9 ¢	27.4 ¢	18.3 ¢	6.2 ¢	7.2 ¢
Diluted earnings per share – continuing operations [7]	27.7 ¢	27.2 ¢	18.2 ¢	6.2 ¢	7.2 ¢
Gearing ratio [8]	6.8%	17.0%	21.4%	44.7%	56.1%

Notes:

[1]	Includes current portion of long-term debt.

[2]	Capital investment on property, plant and equipment includes both cash and credit purchases, and is for continuing operations only.

[3]	Information for depreciation and amortisation is for continuing operations only.

[4]	Dividends paid divided by the weighted average number of ordinary and employee shares on issue during the year.

[5]	On 19 November 2003, the Company paid a capital return of $0.15 per share to shareholders for a total of $68.7 million. On 1 November 2002, the Company paid a capital return of $0.20 per share to shareholders for a total of $94.8 million.

[6]	Net income divided by the weighted average number of ordinary and employee shares on issue during the year.

[7]	Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

[8]	Borrowings less cash (net debt) divided by net debt plus total shareholders’ equity.

Item 2. Quantitative and Qualitative Disclosures About Market Risk

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” or “our,” and the terms “US$”, “A$”, “NZ$”, “PHP”, refer to United States dollars, Australian dollars, New Zealand dollars and Philippine pesos, respectively.

We have operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the U.S. dollar. We also are exposed to interest rate risk associated with our long-term debt and to changes in prices of commodities we use in production.

Our policy is to enter into derivative instruments solely to mitigate risks in our business and not for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

We have significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect our financial position, results of operations and cash flows. For our year ended 31 March 2005, the following currencies comprised the following percentages of our net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other (1)
Net sales	79.0%	13.3%	4.1%	3.6%
Cost of goods sold	81.5%	12.0%	3.1%	3.4%
Expenses	60.3%	31.5%	2.5%	5.7%
Liabilities (excluding borrowings)	73.9%	17.6%	5.1%	3.4%

(1)	Comprised of Philippine pesos, Euros and Chilean pesos.

We purchase raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, we may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2005, outstanding foreign exchange contracts were not material.

Interest Rate Risk

We have market risk from changes in interest rates, primarily related to our borrowings. At 31 March 2005, 93% of our borrowings were fixed-rate and 7% variable-rate. The large percentage of fixed-rate debt reduces the earnings volatility that would result from changes in interest rates. From time to time, we may enter into interest rate swap contracts in an effort to mitigate interest rate risk. During the half year ended 31 March 2005, no interest rate swap contracts were entered into and no contracts were outstanding.

The following table presents our long-term borrowings at 31 March 2005, the expected maturity date of future principal repayments and related weighted average interest rates. The fair value of our outstanding debt is what we likely would have to pay over the term of the loan if we were to enter into debt on substantially the same terms today. At 31 March 2005, all of our outstanding fixed-rate borrowings were denominated in U.S. dollars.

Future Principal Repayments by Expected Maturity Date
(in millions of US dollars, except percentages)

	For the Years Ended 31 March
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Fixed rate debt	$25.7	$27.1	$8.1	$46.2	—	$40.3	$147.4	$173.6
Weighted-average interest rate	6.92%	6.99%	7.05%	7.12%	—	7.35%	7.12%
Variable rate debt	$11.9	—	—	—	—	—	$11.9	$11.9
Weighted-average interest rate	3.52%	—	—	—	—	—	3.52%

Commodity Price Risk

Pulp is a raw material we use to produce fibre cement, and it has historically demonstrated more price sensitivity than other raw materials we use in our manufacturing process. Although we have entered into contracts to hedge pulp prices in the past, we do not anticipate entering in such transactions in the near future.

This Financial Report forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation, a Management’s Analysis of Results, and a Results at a Glance document.

Disclaimer

This Financial Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

FY05 4th Quarter and Full Year Results 16 May 2005 Unless otherwise stated, results are for continuing operations only and comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year.

Overview and Operating Review - Louis Gries, CEO Financial Review - Russell Chenu, CFO Voluntary asbestos compensation funding proposal - Russell Chenu, CFO Questions and Answers Agenda

Overview Strong 4th quarter results Strong sales growth EBIT improvement Production volume growth New capacity Better plant utilisation Exceeding business targets Progress being made on Principal Agreement Full year results very satisfactory, but bottom line impacted by significant SCI and other related expenses

* Including Discontinued Operations Overview 4th Quarter and FY'05 Q4'05% FY'05% Net Sales up 26 up 23 Gross Profit up 35 up 19 EBIT1 up 86 up 14 Operating Profit1 up 48 up 2 Net Operating Profit1 * up 45 down (2)

Highlights 4th Quarter USA Fibre Cement - EBIT up 79% Australia and New Zealand Fibre Cement - EBIT up 46% Philippines Fibre Cement - EBIT growth Chile Fibre Cement - positive EBIT Hardie Pipe - about EBIT breakeven

Highlights Full Year USA Fibre Cement - EBIT up 24% Australia and New Zealand Fibre Cement - EBIT up 20% Philippines Fibre Cement - EBIT more than doubled Chile Fibre Cement - positive EBIT in all quarters Hardie Pipe - significant reduction in EBIT loss

Exceeding Targets FY'05 Actual Long Term Target p.a. Revenue Growth 23% >15% EBIT1/Sales 16%* >15% ROA (EBIT1/GCE) 23% >15% *Includes SCI and related expenses of US$28.1 million

Operating Review Louis Gries, CEO

USA Fibre Cement

4th Quarter Result - Strong Sales Growth Net Sales up 34% to US$247.2 million Sales Volume up 23% to 472.6 mmsf1 Average Price up 8% to US$523 per msf1 EBIT1 up 79% to US$77.1 million EBIT Margin1 up 7.9 pts to 31.2% USA Fibre Cement

Full Year Result Net Sales up 27% to US$939.2 million Sales Volume up 22% to 1855.1 mmsf1 Average Price up 4% to US$506 per msf1 EBIT1 up 24% to US$241.5 million EBIT Margin1 down 0.8 pt to 25.7% USA Fibre Cement

USA Fibre Cement 4th Quarter Trading Conditions Housing construction activity remained buoyant Low interest rates Strong house prices Consumer and builder confidence

USA Fibre Cement Key Points Continued growth in demand for fibre cement Strong sales performance Increased penetration of exterior and interior markets Good growth in both emerging and established markets ColorPlus strategy progressing well Higher prices Margin expansion Ramp up of new Reno, Nevada plant on target

USA Fibre Cement Outlook Continued growth in demand for fibre cement Housing construction to remain healthy over balance of calendar year Permits strong Backlog of unused permits Builder confidence strong Interest rates low - but modest increases expected Further market penetration against alternative materials Good sales growth and EBIT performance

USA Fibre Cement

Top Line Growth
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Volume (mmsf) / Starts (000's Units)
$1,000.0
$900.0
$800.0
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
Revenue (USDM)
JH Volume
Housing Starts
JH Revenue
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05

15

USA Fibre Cement 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 Revenue (USDM) Top Line Growth 0 200 400 600 800 1000 1200 1400 1600 1800 2000 2200 Volume (mmsf) / Starts (000's Units) $0.0 $100.0 $200.0 $300.0 $400.0 $500.0 $600.0 $700.0 $800.0 $900.0 $1,000.0 JH Volume JH Revenue Housing Starts

USA Fibre Cement

Average Selling Price
US$ per MSF[1]
520
500
480
460
440
420
400
380
360
FY99
FY00
FY01
FY02
FY03
FY04
FY05

16

USA Fibre Cement Average Selling Price US$ per MSF1

USA Fibre Cement

EBIT and EBIT Margin*,1
EBIT
EBIT/Sales
EBIT US$M
EBIT MARGIN %
90
80
70
60
50
40
30
20
10
0
35
30
25
20
15
10
5
0
FY99
FY00
FY01
FY02
FY03
FY04
FY05

*Excludes restructuring and other operating expenses

17

USA Fibre Cement *Excludes restructuring and other operating expenses EBIT US$M EBIT MARGIN % EBIT and EBIT Margin*,1 0 10 20 30 40 50 60 70 80 90 FY99 FY00 FY01 FY02 FY03 FY04 FY05 0 5 10 15 20 25 30 35 EBIT EBIT/Sales

USA Fibre Cement Strategy Aggressively grow market for fibre cement Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors, introducing differentiated products to reduce direct price competition

Asia Pacific Fibre Cement

Asia Pacific Fibre Cement 4th Quarter Result Net Sales down 1% to US$58.2 million Sales Volume up 1% to 89.5 mmsf1 EBIT1 up 48% to US$12.3 million EBIT Margin1 up 7.0 pts to 21.1%

Asia Pacific Fibre Cement Full Year Result Net Sales up 7% to US$236.1 million Sales Volume up 4% to 376.9 mmsf1 EBIT1 up 25% to US$46.8 million EBIT Margin1 up 2.7 pts to 19.8%

Strategy Grow primary demand for fibre cement Vigorously protect and grow category share in existing market segments Leverage our superior technology to offer differentiated products and systems with superior value to those of competitors Ongoing manufacturing improvements to further lower cost of production Asia Pacific Fibre Cement

Asia Pacific Fibre Cement Australia and New Zealand - Key Points Australia - new housing and renovations continued to weaken New Zealand - housing flat, but still at healthy level Product bans and boycotts in Australia are being progressively lifted Net sales down 4% - down 6% in A$ Volumes down 6% Q4 EBIT up 49% in A$ - impact of cost provision made Q4 FY04

Asia Pacific Fibre Cement Australia and New Zealand - Outlook New housing and renovation activity in Australia to remain soft short-term New housing activity in New Zealand to remain relatively healthy More product bans and boycotts in Australia to be lifted Further manufacturing efficiency gains and cost savings

Asia Pacific Fibre Cement Philippines Key Points Further market penetration Higher domestic prices Net sales up 40% in local currency Stronger EBIT Outlook Building and construction activity to soften Solid EBIT performance

Other Fibre Cement Chile Fibre Cement Key Points Improved economic conditions Domestic and export sales up strongly Higher average net sales price Outlook Entering seasonally slower period for construction activity Further market penetration and share growth Higher domestic prices

Other Fibre Cement USA Hardie(r) Pipe Key Points Stronger non-residential construction activity in Florida Strong sales growth Higher prices Further improvements in manufacturing performance Significant reduction in EBIT loss - nearing breakeven Outlook Further sales growth and market penetration More manufacturing performance improvements Higher prices

Other Fibre Cement Europe Fibre Cement Continuing to expand distribution channels Awareness growing among distributors, builders and contractors Sales are building steadily Artisan(tm) Roofing Roofing product launched in all targeted markets in California Continuing to prove business model

Research and Development Key driver of growth Core projects engineered raw materials product formulations engineering and process technologies lightweight and durable products for all climates Sustainable competitive advantage continuing to be built

Outlook FY06 sales growth in North America expected to be less than FY05, but still much better than the overall market Further SCI and related costs to continue through first half FY06

James Hardie

Financial Review

Russell Chenu, CFO

Financial Review Russell Chenu, CFO

Overview Strong financial position Continued strong operating cashflow generation - up 35% v FY04 to US$219.8m Low net debt - down 56% v FY04 to US$45.8m Dividend declared US 6 cents a share Record date 9 June 2005 Payment date 1 July 2005

US$ Million Q4 '05 Q4'04 % Change Net Sales 316.4 251.3 26 Gross Profit 121.3 89.7 35 SG&A (42.4) (46.3) (8) Research & Development (5.2) (6.5) (20) SCI and Other Related Expenses (3.7) - - Other Operating Expense (5.4) (2.1) - EBIT1 64.6 34.8 86 Net Interest Expense (0.6) (2.5) (76) Other Income 0.2 6.9 (97) Income Tax Expense (17.9) (7.9) - Operating Profit1 46.3 31.3 48 Results - Q4

Results - Full Year US$ Million FY '05 FY'04 % Change Net Sales 1,210.4 981.9 23 Gross Profit 426.4 358.9 19 SG&A (174.5) (162.0) 8 Research & Development (21.6) (22.6) (4) SCI and Other Related Expenses (28.1) - - Other Operating Expense (6.0) (2.1) - EBIT1 196.2 172.2 14 Net Interest Expense (5.1) (10.0) (49) Other (Expense), Income (1.3) 3.5 - Income Tax Expense (61.9) (40.4) 53 Operating Profit1 127.9 125.3 2

Segment Net Sales - Q4 US$ Million Q4 '05 Q4 '04 % Change USA Fibre Cement 247.2 185.1 34 Asia Pacific Fibre Cement 58.2 59.0 (1) Other Fibre Cement 11.0 7.2 53 Total 316.4 251.3 26

Segment Net Sales - Full Year US$ Million FY '05 FY '04 % Change USA Fibre Cement 939.2 738.6 27 Asia Pacific Fibre Cement 236.1 219.8 7 Other Fibre Cement 35.1 23.5 49 Total 1,210.4 981.9 23

Segment EBIT1 - Q4 US$ Million Q4 '05 Q4'04 % Change USA Fibre Cement 77.1 43.2 79 Asia Pacific Fibre Cement 12.3 8.3 48 Other Fibre Cement (1.7) (4.1) 59 R & D (6.1) (5.6) (9) Total Segment EBIT 81.6 41.8 95 General Corporate (17.0) (7.0) - Total EBIT 64.6 34.8 86 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses

Segment EBIT1 - Full Year US$ Million FY'05 FY'04 % Change USA Fibre Cement 241.5 195.6 24 Asia Pacific Fibre Cement 46.8 37.6 25 Other Fibre Cement (11.8) (15.9) 26 R & D (17.5) (17.6) 1 Total Segment EBIT 259.0 199.7 30 General Corporate (62.8) (27.5) - Total EBIT 196.2 172.2 14

Corporate Costs - Q4 and Full Year US$ Million Q4'05 Q4'04 FY'05 FY'04 Stock Options Expense 1.3 1.3 3.0 3.2 Retirement Plan Settlement Loss 5.3 - 5.3 - SCI and other related expenses 3.7 - 28.1 - Other Costs 6.7 5.7 26.4 24.3 Total 17.0 7.0 62.8 27.5

Net Interest Expense US$ Million Q4'05 Q4'04 %Change Net Interest Expense (0.6) (2.5) (76) FY'05 FY'04 %Change Net Interest Expense (5.1) (10.0) (49)

Income Tax Expense US$ Million Q4'05 Q4'04 %Change Income Tax Expense (17.9) (7.9) 127 Rate 27.9% 20.2% FY'05 FY'04 %Change Income Tax Expense (61.9) (40.4) 53 Rate 32.6% 24.4%

EBITDA1 - Q4 Q4'05 Q4'04 % Change EBIT1 USA Fibre Cement Asia Pacific Fibre Cement Other Fibre Cement R & D General Corporate 77.1 12.3 (1.7) (6.1) (17.0) 43.2 8.3 (4.1) (5.6) (7.0) 79 48 59 (9) (43) Depreciation and Amortisation USA Fibre Cement Asia Pacific Fibre Cement Other 6.1 2.7 0.8 6.8 2.7 0.7 (10) - 14 Total EBITDA 74.2 45.0 65 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Other Depreciation and Amortisation includes Other Fibre Cement, R & D and General Corporate

EBITDA[1] – Full Year

	FY'05	FY'04	% Change
EBIT[1]			
USA Fibre Cement	241.5	195.6	24
Asia Pacific Fibre Cement	46.8	37.6	24
Other Fibre Cement	(11.8)	(15.9)	26
R & D	(17.5)	(17.6)	1
General Corporate	(62.8)	(27.5)	-
Depreciation and Amortisation			
USA Fibre Cement	23.1	25.1	(8)
Asia Pacific Fibre Cement	10.0	9.7	3
Other	3.2	1.6	100
Total EBITDA	232.5	208.6	11

43

EBITDA1 - Full Year FY'05 FY'04 % Change EBIT1 USA Fibre Cement Asia Pacific Fibre Cement Other Fibre Cement R & D General Corporate 241.5 46.8 (11.8) (17.5) (62.8) 195.6 37.6 (15.9) (17.6) (27.5) 24 24 26 1 - Depreciation and Amortisation USA Fibre Cement Asia Pacific Fibre Cement Other 23.1 10.0 3.2 25.1 9.7 1.6 (8) 3 100 Total EBITDA 232.5 208.6 11 R&D includes "core" R&D expenses and administrative expenses, but excludes product development expenses Other Depreciation and Amortisation includes Other Fibre Cement, R & D and General Corporate

Capital Expenditure - Full Year Capital Expenditure Capital Expenditure Depreciation Depreciation US$ Million FY'05 FY'04 FY'05 FY'04 USA Fibre Cement 145.0 56.2 23.1 24.6 Asia Pacific Fibre Cement 4.0 8.4 10.0 9.7 Other 4.2 10.2 3.2 1.6 Total Segments 153.2 74.8 36.3 35.9 Other includes Other Fibre Cement, R & D and General Corporate

Key Ratios FY'05 FY '04 FY '03 EPS (Diluted) 27.7c 27.2c 18.2c Dividend Paid 3.0c 5.0c 7.5c Return on Shareholders Funds* # 22.4% 27.6% 42.3% Return on Capital Employed# 23.6% 23.4% 20.9% EBIT1/Sales 16.2% 17.5% 16.4% Gearing Ratio1 6.8% 17.0% 21.4% Net Interest Expense Cover 38.5x 17.2x 6.5x Net Interest Paid Cover+ 17.8x 14.8x 6.0x Net Debt Payback** 2.5 mths 7.6 mths 1.8 yrs * Total Company ** Net Debt/Net cash provided by operating activities # Annualised + Adds back capitalised interest

James Hardie

Voluntary asbestos-related compensation funding proposal

Russell Chenu, CFO

Voluntary asbestos-related compensation funding proposal Russell Chenu, CFO

Voluntary Asbestos Compensation Funding Proposal Timing Update Satisfactory progress on Principal Agreement no significant departures from Heads of Agreement Estimated completion date of Principal Agreement June - legal complexities Timetable for late July EGM appearing ambitious

Voluntary Asbestos Compensation Funding Proposal Updated Actuarial Estimate KPMG Actuaries' NPV estimate of liability at 31/3/05 A$1,684.9bn Adjustment yet to be made for estimated savings from NSW Government Review Expected assessment at 31/3/05 based on 30 June 2004 estimate A$1,569.8bn Increase of $115.1m due to: Increase in mesothelioma claim notifications mainly from Victoria and Queensland Workcover Queensland "catch up" for settlements made a number of years ago A$ million Change in discount rate 59.6 Change in claims experience 35.8 Change in insurance recoveries 7.2 Increase in allowance of Baryulgil 12.5

Actuarial Estimates Overview A$Billions 2004 30 June 2005 31 March Central Estimate - Discounted 1.536 1.685 Central Estimate - Undiscounted 3.586 3.604 Range - Undiscounted 2.0 - 5.7 2.0 - 5.9 Voluntary Asbestos Compensation Funding Proposal

Likely Accounting for Asbestos Liability No provision for proposed liability at 31 March 2005 - not probable and estimable at this time (SFAS5) Subject to completion, accounting treatment for take-up of provision likely to be: Based on undiscounted Central Estimate as calculated by KPMG Actuaries Calculated for entire term (through 2071) Exclude impacts of inflation and superimposed inflation All components to be gross Future Income Tax Benefit created - subject to confirmation Annual payment to SPF charged against provision Provision adjusted annually to align with 31 March annual actuarial assessment (excluding impact of inflation and superimposed inflation) Asbestos expense in Income Statement to reflect movement in provision Voluntary Asbestos Compensation Funding Proposal

Voluntary Asbestos Compensation Funding Proposal Reconciliation of Possible Accounting Provision to Actuarial Estimate Notes: Proposal is subject to shareholder and lender approval. Take-up of provision only when probable and estimable - SFAS5 Excludes estimated legal and administrative cost savings - being finalised A$ millions Total projected cashflows in current dollars (uninflated and undiscounted) 1,666.9 Future inflation allowance 1,936.8 Total projected cashflows with inflation allowance 3,603.7 Discounting allowance (1,918.8) Net present value liabilities (KPMGA estimate as at 31/3/05) 1,684.9

Summary Strong growth in operating and financial performance assisted by buoyant US residential housing market Outperformed US housing market growth in North America SCI and related matters a significant cost burden Company in sound financial position

Questions & Answers

Disclaimer This Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include: projections of our operating results or financial condition; statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release, a Financial Report and Results at a Glance document. 1Definitions EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin. EBITDA - is not a measure of financial performance under US GAAP and should not be considered as an alternative to , or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. All companies do not calculate EBITDA in the same manner and, accordingly, EBITDA may not be comparable with other companies. We have included information concerning EBITDA because we believe that EBITDA is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. Operating profit from continuing operations before income taxes - is equivalent to the US GAAP measure of income from continuing operations before income taxes. Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations. Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income. Gearing Ratio -is borrowings less cash (net debt) divided by net debt plus shareholders' equity. mmsf - million square feet msf - thousand square feet

FY05 4th Quarter and Full Year Results 16 May 2005 Unless otherwise stated, results are for continuing operations only and comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year.